Credit Suisse (Bank)

CREDIT SUISSE

Financial Statements

6M21

1 Summary of significant accounting policies
2 Recently issued accounting standards
3 Business developments and subsequent events
4 Segment information
5 Net interest income
6 Commissions and fees
7 Trading revenues
8 Other revenues
9 Provision for credit losses
10 Compensation and benefits
11 General and administrative expenses
12 Restructuring expenses
13 Revenue from contracts with customers
14 Trading assets and liabilities
15 Investment securities
16 Other investments
17 Loans
18 Financial instruments measured at amortized cost and credit losses
19 Goodwill
20 Other assets and other liabilities
21 Long-term debt
22 Accumulated other comprehensive income
23 Offsetting of financial assets and financial liabilities
24 Tax
25 Employee deferred compensation
26 Pension and other post-retirement benefits
27 Derivatives and hedging activities
28 Guarantees and commitments
29 Transfers of financial assets and variable interest entities
30 Financial instruments
31 Assets pledged and collateral
32 Litigation

Report of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm To the Board of Directors and shareholders of Credit Suisse AG Results of Review of Interim Financial Statements We have reviewed the accompanying consolidated balance sheet of Credit Suisse AG and its subsidiaries (the “Bank”) as of June 30, 2021, and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for the six-month period ended June 30, 2021 and 2020, including the related notes (collectively referred to as the “interim financial statements”). Based on our reviews, we are not aware of any material modifications that should be made to the accompanying interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America. We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheet of the Bank as of December 31, 2020, and the related consolidated statements of operations, comprehensive income, changes in equity and of cash flows for the year then ended (not presented herein), and in our report dated March 18, 2021, which included a paragraph describing a change in the manner of accounting for credit losses on certain financial instruments in the 2020 financial statements and a paragraph regarding adjustments made to the 2019 and 2018 financial statements to reflect the change in the composition of reportable segments, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet as of December 31, 2020, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived. Basis for Review Results These interim financial statements are the responsibility of the Bank’s management. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Bank in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our review in accordance with the standards of the PCAOB. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion. /s/ PricewaterhouseCoopers AG Zurich, Switzerland July 29, 2021

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Credit Suisse (Bank) Condensed consolidated financial statements – unaudited
Consolidated statements of operations (unaudited)
in	6M21	6M20
Consolidated statements of operations (CHF million)
Interest and dividend income	5,908	7,867
Interest expense	(2,795)	(4,763)
Net interest income	3,113	3,104
Commissions and fees	6,926	5,816
Trading revenues	1,924	2,105
Other revenues	919	990
Net revenues	12,882	12,015
Provision for credit losses	4,373	860
Compensation and benefits	4,096	4,420
General and administrative expenses	3,664	3,495
Commission expenses	654	658
Restructuring expenses	80	–
Total other operating expenses	4,398	4,153
Total operating expenses	8,494	8,573
Income before taxes	15	2,582
Income tax expense	6	244
Net income	9	2,338
Net income/(loss) attributable to noncontrolling interests	(103)	4
Net income attributable to shareholders	112	2,334
Consolidated statements of comprehensive income (unaudited)
in	6M21	6M20
Comprehensive income/(loss) (CHF million)
Net income	9	2,338
Gains/(losses) on cash flow hedges	(143)	243
Foreign currency translation	1,510	(1,010)
Unrealized gains/(losses) on securities	0	(20)
Actuarial gains/(losses)	(87)	6
Gains/(losses) on liabilities related to credit risk	72	1,614
Other comprehensive income/(loss), net of tax	1,352	833
Comprehensive income	1,361	3,171
Comprehensive income/(loss) attributable to noncontrolling interests	(68)	(9)
Comprehensive income attributable to shareholders	1,429	3,180
The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Consolidated balance sheets (unaudited)
end of	6M21	2020
Assets (CHF million)
Cash and due from banks	145,367	138,207
of which reported at fair value	141	525
of which reported from consolidated VIEs	247	90
Interest-bearing deposits with banks	1,245	1,230
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	94,645	79,133
of which reported at fair value	69,465	57,994
Securities received as collateral, at fair value	38,686	50,773
of which encumbered	17,349	27,614
Trading assets, at fair value	130,684	157,511
of which encumbered	37,709	54,990
of which reported from consolidated VIEs	1,916	2,164
Investment securities	792	605
of which reported at fair value	792	605
Other investments	4,543	5,379
of which reported at fair value	2,746	3,793
of which reported from consolidated VIEs	1,231	1,251
Net loans	308,159	300,341
of which reported at fair value	11,101	11,408
of which encumbered	79	179
of which reported from consolidated VIEs	686	900
allowance for credit losses	(1,411)	(1,535)
Goodwill	3,901	3,755
Other intangible assets	245	237
of which reported at fair value	189	180
Brokerage receivables	33,074	35,943
allowance for credit losses	(4,429)	(1)
Other assets	38,779	36,574
of which reported at fair value	10,342	8,373
of which encumbered	17	167
of which reported from consolidated VIEs	1,454	1,858
of which loans held-for-sale (amortized cost base)	467	650
Total assets	800,120	809,688
The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Consolidated balance sheets (unaudited) (continued)
end of	6M21	2020
Liabilities and equity (CHF million)
Due to banks	20,948	16,420
of which reported at fair value	330	413
Customer deposits	398,323	392,039
of which reported at fair value	3,921	4,343
of which reported from consolidated VIEs	1	1
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	21,020	23,944
of which reported at fair value	11,080	13,688
Obligation to return securities received as collateral, at fair value	38,686	50,773
Trading liabilities, at fair value	32,971	45,871
of which reported from consolidated VIEs	9	10
Short-term borrowings	26,219	21,308
of which reported at fair value	8,554	10,740
of which reported from consolidated VIEs	4,729	4,178
Long-term debt	164,292	160,279
of which reported at fair value	68,486	70,243
of which reported from consolidated VIEs	1,319	1,746
Brokerage payables	20,434	21,655
Other liabilities	27,935	30,340
of which reported at fair value	7,891	7,756
of which reported from consolidated VIEs	231	207
Total liabilities	750,828	762,629
Common shares	4,400	4,400
Additional paid-in capital	47,111	46,232
Retained earnings	15,973	15,871
Accumulated other comprehensive income/(loss)	(18,922)	(20,239)
Total shareholders' equity	48,562	46,264
Noncontrolling interests	730	795
Total equity	49,292	47,059

Total liabilities and equity	800,120	809,688

end of	6M21	2020
Additional share information
Par value (CHF)	1.00	1.00
Issued shares	4,399,680,200	4,399,680,200
Shares outstanding	4,399,680,200	4,399,680,200
The Bank's total share capital is fully paid and consists of 4,399,680,200 registered shares as of June 30, 2021. Each share is entitled to one vote. The Bank has no warrants on its own shares outstanding.

The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Consolidated statements of changes in equity (unaudited)
	Attributable to shareholders
	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	[1]	AOCI	Total share- holders' equity	Non- controlling interests	Total equity
6M21 (CHF million)
Balance at beginning of period	4,400	46,232	15,871	0		(20,239)	46,264	795	47,059
Purchase of subsidiary shares from non- controlling interests, not changing ownership [2,3]	–	–	–	–		–	–	(24)	(24)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [3]	–	–	–	–		–	–	10	10
Net income/(loss)	–	–	112	–		–	112	(103)	9
Total other comprehensive income/(loss), net of tax	–	–	–	–		1,317	1,317	35	1,352
Share-based compensation, net of tax	–	(175)	–	–		–	(175)	–	(175)
Dividends on share-based compensation, net of tax	–	(15)	–	–		–	(15)	–	(15)
Dividends paid	–	–	(10)	–		–	(10)	(1)	(11)
Changes in scope of consolidation, net	–	–	–	–		–	–	20	20
Other	–	1,069	–	–		–	1,069	(2)	1,067
Balance at end of period	4,400	47,111	15,973	0		(18,922)	48,562	730	49,292
6M20 (CHF million)
Balance at beginning of period	4,400	45,774	13,492	0		(17,546)	46,120	643	46,763
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–		–	–	(8)	(8)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–		–	–	5	5
Net income/(loss)	–	–	2,334	–		–	2,334	4	2,338
Cumulative effect of accounting changes, net of tax	–	–	(132)	–		–	(132)	–	(132)
Total other comprehensive income/(loss), net of tax	–	–	–	–		846	846	(13)	833
Share-based compensation, net of tax	–	(1)	–	–		–	(1)	–	(1)
Dividends on share-based compensation, net of tax	–	(18)	–	–		–	(18)	–	(18)
Dividends paid	–	(10)	–	–		–	(10)	–	(10)
Changes in scope of consolidation, net	–	–	–	–		–	–	249	249
Other	–	15	–	–		–	15	6	21
Balance at end of period	4,400	45,760	15,694	0		(16,700)	49,154	886	50,040
1 Reflects Credit Suisse Group shares which are reported as treasury shares. Those shares are held to economically hedge share award obligations.
2 Distributions to owners in funds include the return of original capital invested and any related dividends.
3 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Consolidated statements of cash flows (unaudited)
in	6M21	6M20
Operating activities (CHF million)
Net income	9	2,338
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities (CHF million)
Impairment, depreciation and amortization	623	580
Provision for credit losses	4,373	860
Deferred tax provision/(benefit)	(322)	110
Valuation adjustments relating to long-term debt	2,050	441
Share of net income/(loss) from equity method investments	(72)	(41)
Trading assets and liabilities, net	20,552	377
(Increase)/decrease in other assets	(517)	(12,052)
Increase/(decrease) in other liabilities	(5,441)	5,053
Other, net	(234)	(387)
Total adjustments	21,012	(5,059)
Net cash provided by/(used in) operating activities	21,021	(2,721)
Investing activities (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	9	(471)
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(11,851)	(899)
Purchase of investment securities	(213)	(259)
Proceeds from sale of investment securities	0	626
Maturities of investment securities	25	51
Investments in subsidiaries and other investments	(288)	(71)
Proceeds from sale of other investments	949	413
(Increase)/decrease in loans	(6,636)	(3,002)
Proceeds from sales of loans	2,216	2,319
Capital expenditures for premises and equipment and other intangible assets	(550)	(484)
Proceeds from sale of premises and equipment and other intangible assets	2	23
Other, net	51	88
Net cash provided by/(used in) investing activities	(16,286)	(1,666)
The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Consolidated statements of cash flows (unaudited) (continued)
in	6M21	6M20
Financing activities (CHF million)
Increase/(decrease) in due to banks and customer deposits	3,411	9,595
Increase/(decrease) in short-term borrowings	3,583	401
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(3,932)	3,707
Issuances of long-term debt	24,155	41,092
Repayments of long-term debt	(27,321)	(19,814)
Dividends paid	(11)	(10)
Other, net	719	459
Net cash provided by/(used in) financing activities	604	35,430
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	1,821	(795)
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	7,160	30,248

Cash and due from banks at beginning of period [1]	138,207	101,044
Cash and due from banks at end of period [1]	145,367	131,292
1 Includes restricted cash.
Supplemental cash flow information (unaudited)
in	6M21	6M20
Cash paid for income taxes and interest (CHF million)
Cash paid for income taxes	417	443
Cash paid for interest	3,150	4,954
The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Notes to the condensed consolidated financial statements – unaudited
1 Summary of significant accounting policies
Basis of presentation
The accompanying unaudited condensed consolidated financial statements of Credit Suisse AG (the Bank), the direct bank subsidiary of Credit Suisse Group AG (the Group), are prepared in accordance with accounting principles generally accepted in the US (US GAAP) and are stated in Swiss francs (CHF). These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2020, included in the Credit Suisse Group AG & Credit Suisse AG Annual Report 2020 (Credit Suisse Annual Report 2020).
In addition, these condensed consolidated financial statements make references to the Group’s condensed consolidated financial statements in its 2Q21 and 1Q21 Financial Reports and the Group’s consolidated financial statements in the Credit Suisse Annual Report 2020.
> Refer to “Note 1 – Summary of significant accounting policies” in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2020 for a description of the Bank’s significant accounting policies.
Certain financial information, which is normally included in annual consolidated financial statements prepared in accordance with US GAAP, but not required for interim reporting purposes, has been condensed or omitted. Certain reclassifications have been made to the prior period’s consolidated financial statements to conform to the current period’s presentation. These condensed consolidated financial statements reflect, in the opinion of management, all adjustments that are necessary for a fair presentation of the condensed consolidated financial statements for the periods presented. The results of operations for interim periods are not indicative of results for the entire year.
In preparing these condensed consolidated financial statements, management is required to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the condensed consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
2 Recently issued accounting standards
> Refer to “Note 2 – Recently issued accounting standards” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q21 for the most recently adopted accounting standards and standards to be adopted in future periods.
The impact on the Bank’s and Group’s financial condition, results of operations or cash flows was or is expected to be identical.
3 Business developments and subsequent events
> Refer to “Note 3 – Business developments and subsequent events” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q21 for further information on business developments.
There were no subsequent events since the balance sheet date of the condensed consolidated financial statements.

4 Segment information
> Refer to “Note 4 – Segment information” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q21 for further information.
For the purpose of presentation of reportable segments, the Bank has included accounts of affiliate entities wholly owned by the same parent which are managed together with the operating segments of the Bank.
Net revenues and income/(loss) before taxes
in	6M21	6M20
Net revenues (CHF million)
Swiss Universal Bank	2,926	2,928
International Wealth Management	1,917	1,937
Asia Pacific	1,858	1,643
Asset Management	790	806
Investment Bank	5,153	4,942
Adjustments [1]	238	(241)
Net revenues	12,882	12,015
Income/(loss) before taxes (CHF million)
Swiss Universal Bank	1,390	1,187
International Wealth Management	748	601
Asia Pacific	774	414
Asset Management	219	248
Investment Bank	(2,543)	995
Adjustments [1]	(573)	(863)
Income/(loss) before taxes	15	2,582
1
Adjustments represent certain consolidating entries and balances, including those relating to items that are managed but are not legally owned by the Bank and vice versa, and certain revenues and expenses that were not allocated to the segments, including such items relating to the Asset Resolution Unit.

Total assets
end of	6M21	2020
Total assets (CHF million)
Swiss Universal Bank	265,801	261,465
International Wealth Management	91,957	91,503
Asia Pacific	70,569	67,356
Asset Management	3,591	3,703
Investment Bank	248,775	270,488
Adjustments [1]	119,427	115,173
Total assets	800,120	809,688
1
Adjustments represent certain consolidating entries and balances, including those relating to items that are managed but are not legally owned by the Bank and vice versa, and certain revenues and expenses that were not allocated to the segments, including such items relating to the Asset Resolution Unit.

5 Net interest income
in	6M21	6M20
Net interest income (CHF million)
Loans	2,514	3,113
Investment securities	0	3
Trading assets	2,424	3,231
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	652	936
Other	318	584
Interest and dividend income	5,908	7,867
Deposits	(84)	(857)
Short-term borrowings	1	(155)
Trading liabilities	(921)	(1,473)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(485)	(505)
Long-term debt	(1,182)	(1,522)
Other	(124)	(251)
Interest expense	(2,795)	(4,763)
Net interest income	3,113	3,104
6 Commissions and fees
in	6M21	6M20
Commissions and fees (CHF million)
Lending business	997	786
Investment and portfolio management	1,699	1,508
Other securities business	29	40
Fiduciary business	1,728	1,548
Underwriting	1,664	981
Brokerage	1,624	1,774
Underwriting and brokerage	3,288	2,755
Other services	913	727
Commissions and fees	6,926	5,816
7 Trading revenues
in	6M21	6M20
Trading revenues (CHF million)
Interest rate products	893	(921)
Foreign exchange products	497	1,113
Equity/index-related products	868	(88)
Credit products	(304)	1,217
Commodity and energy products	2	97
Other products	(32)	687
Trading revenues	1,924	2,105
Represents revenues on a product basis which are not representative of business results within segments, as segment results utilize financial instruments across various product types.

8 Other revenues
in	6M21	6M20
Other revenues (CHF million)
Loans held-for-sale	(99)	(16)
Long-lived assets held-for-sale	1	10
Equity method investments	84	58
Other investments	332	451
Other	601	487
Other revenues	919	990
9 Provision for credit losses
in	6M21		6M20
Provision for credit losses (CHF million)
Loans held at amortized cost	(52)		691
Other financial assets held at amortized cost	4,494	[1]	32
Off-balance sheet credit exposures	(69)		137
Provision for credit losses	4,373		860
1 Primarily reflects a provision for credit losses of CHF 4,500 million related to the failure of Archegos to meet its margin commitments.
10 Compensation and benefits
in	6M21	6M20
Compensation and benefits (CHF million)
Salaries and variable compensation	3,449	3,711
Social security	278	293
Other [1]	369	416
Compensation and benefits	4,096	4,420
1
Includes pension-related expenses of CHF 250 million and CHF 272 million in 6M21 and 6M20, respectively, relating to service costs for defined benefit pension plans and employer contributions for defined contribution pension plans.

11 General and administrative expenses
in	6M21	6M20
General and administrative expenses (CHF million)
Occupancy expenses	449	415
IT, machinery and equipment	597	561
Provisions and losses	330	203
Travel and entertainment	52	85
Professional services	1,609	1,481
Amortization and impairment of other intangible assets	4	3
Other [1]	623	747
General and administrative expenses	3,664	3,495
1
Includes pension-related expenses/(credits) of CHF (10) million and CHF 1 million in 6M21 and 6M20, respectively, relating to certain components of net periodic benefit costs for defined benefit plans.

12 Restructuring expenses
In connection with the key strategic growth initiatives announced in July 2020, restructuring expenses of CHF 80 million were recognized in 6M21. Restructuring expenses may include severance expenses, expenses in connection with the acceleration of certain deferred compensation awards, pension expenses and contract termination costs. The Bank completed the one-year restructuring plan in connection with the implementation of the key strategic growth initiatives by the end of June 2021.
Restructuring expenses by type
in	6M21	6M20
Restructuring expenses by type (CHF million)
Compensation and benefits-related expenses	14	–
of which severance expenses	7	–
of which accelerated deferred compensation	7	–
General and administrative-related expenses	66	–
of which pension expenses	4	–
Total restructuring expenses	80	–
Restructuring liabilities
	6M21			6M20
in	Compen- sation and benefits	General and administrative expenses	Total	Compen- sation and benefits	General and administrative expenses	Total
Restructuring liabilities (CHF million)
Balance at beginning of period	47	2	49	–	–	–
Net additional charges [1]	7	30	37	–	–	–
Reclassifications	–	–	–	–	–	–
Utilization	(32)	(29)	(61)	–	–	–
Balance at end of period	22	3	25	–	–	–
1
The following items for which expense accretion was accelerated in 6M21 due to the restructuring of the Bank are not included in the restructuring provision: unsettled share-based compensation of CHF 2 million; unsettled pension obligation related to restructuring of CHF 4 million, which remain classified as pension liabilities; unsettled cash-based deferred compensation of CHF 5 million, which remain classified as compensation liabilities; and accelerated accumulated depreciation and impairment of CHF 32 million, which remain classified as premises and equipment. The settlement date for the unsettled share-based compensation remains unchanged at three years.

13 Revenue from contracts with customers
> Refer to “Note 14 – Revenue from contracts with customers” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q21 for further information.
Contracts with customers and disaggregation of revenues
in	6M21	6M20
Contracts with customers (CHF million)
Investment and portfolio management	1,699	1,508
Other securities business	29	40
Underwriting	1,664	981
Brokerage	1,623	1,772
Other services	937	774
Total revenues from contracts with customers	5,952	5,075
The table above differs from “Note 6 – Commissions and fees” as it includes only those contracts with customers that are in scope of ASC Topic 606 – Revenue from Contracts with Customers.
Contract balances
end of	2Q21	1Q21	4Q20
Contract balances (CHF million)
Contract receivables	1,032	1,123	993
Contract liabilities	52	65	48
Revenue recognized in the reporting period included in the contract liabilities balance at the beginning of period	18	8	7
There were no material net impairment losses on contract receivables in 6M21 and 6M20. The Bank’s contract terms are generally such that they do not result in any contract assets.
The Bank did not recognize any revenues in the reporting period from performance obligations satisfied in previous periods.
Remaining performance obligations
ASC Topic 606’s practical expedient allows the Bank to exclude from its remaining performance obligations disclosure any performance obligations which are part of a contract with an original expected duration of one year or less. Additionally any variable consideration, for which it is probable that a significant reversal in the amount of cumulative revenue recognized will occur when the uncertainty associated with the variable consideration is subsequently resolved, is not subject to the remaining performance obligations disclosure because such variable consideration is not included in the transaction price (e.g., investment management fees). The Bank determined that no material remaining performance obligations are in scope of the remaining performance obligations disclosure.
> Refer to “Note 13 – Revenue from contracts with customers” in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2020 for further information.

14 Trading assets and liabilities
end of	6M21	2020
Trading assets (CHF million)
Debt securities	57,739	64,532
Equity securities	44,287	63,273
Derivative instruments [1]	24,155	25,531
Other	4,503	4,175
Trading assets	130,684	157,511
Trading liabilities (CHF million)
Short positions	20,369	28,126
Derivative instruments [1]	12,602	17,745
Trading liabilities	32,971	45,871
1 Amounts shown after counterparty and cash collateral netting.
Cash collateral on derivative instruments
end of	6M21	2020
Cash collateral on derivative instruments – netted (CHF million) [1]
Cash collateral paid	21,162	26,885
Cash collateral received	13,865	16,795
Cash collateral on derivative instruments – not netted (CHF million) [2]
Cash collateral paid	7,664	7,741
Cash collateral received	7,209	7,831
1 Recorded as cash collateral netting on derivative instruments in Note 23 – Offsetting of financial assets and financial liabilities.
2 Recorded as cash collateral on derivative instruments in Note 20 – Other assets and other liabilities.

15 Investment securities
end of	6M21	2020
Investment securities (CHF million)
Debt securities available-for-sale	792	605
Total investment securities	792	605
Investment securities by type
	6M21				2020
end of	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Investment securities by type (CHF million)
Swiss federal, cantonal or local government entities	0	0	0	0	1	0	0	1
Foreign governments	32	0	0	32	0	0	0	0
Corporate debt securities	757	4	1	760	594	10	0	604
Debt securities available-for-sale	789	4	1	792	595	10	0	605
Proceeds from sales, realized gains and realized losses from debt securities available-for-sale
in	6M21	6M20
Sales of debt securities available-for-sale (CHF million)
Proceeds from sales	0	626
Realized gains	0	42
Amortized cost, fair value and average yield of debt securities
end of 6M21	Amortized cost	Fair value	Average yield (in %)
Due within 1 year	174	174	0.03
Due from 5 to 10 years	615	618	0.02
Debt securities available-for-sale	789	792	0.02
Allowance for credit losses on debt securities available-for-sale
> Refer to “Note 16 – Investment securities” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q21 for further information on allowance for credit losses on debt securities available for sale.
As of the end of 6M21 and 6M20, the Bank had no allowance for credit losses on debt securities available-for-sale.

16 Other investments
> Refer to “Note 17 – Other investments” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q21 for further information.
end of	6M21	2020
Other investments (CHF million)
Equity method investments	1,750	2,624
Equity securities (without a readily determinable fair value) [1]	1,864	1,776
of which at net asset value	122	111
of which at measurement alternative	353	357
of which at fair value	1,342	1,278
of which at cost less impairment	47	30
Real estate held-for-investment [2]	52	59
Life finance instruments [3]	877	920
Total other investments	4,543	5,379
1
Includes private equity, hedge funds and restricted stock investments as well as certain investments in non-marketable mutual funds for which the Bank has neither significant influence nor control over the investee.

2
As of the end of 6M21 and 2020, real estate held for investment included foreclosed or repossessed real estate of CHF 10 million and CHF 16 million, respectively, of which CHF 8 million and CHF 13 million, respectively, were related to residential real estate.

3 Includes single premium immediate annuity contracts.
Equity securities at measurement alternative – impairments and adjustments
in / end of	6M21	Cumulative	6M20
Impairments and adjustments (CHF million)
Impairments and downward adjustments	(5)	(30)	(3)
Upward adjustments	0	137	137
> Refer to “Note 30 – Financial instruments” for further information on equity securities without a readily determinable fair value.
Accumulated depreciation related to real estate held-for-investment amounted to CHF 28 million and CHF 31 million for 6M21 and 2020, respectively.
No impairments were recorded on real estate held-for-investments in 6M21, while an impairment of CHF 1 million was recorded on real estate held-for-investments in 6M20.

17 Loans
> Refer to “Note 18 – Loans” in III – Condensed consolidated financial statements – Credit Suisse Group in the Credit Suisse Financial Report 2Q21 for further information.
Loans
end of	6M21	2020
Loans (CHF million)
Mortgages	112,223	111,270
Loans collateralized by securities	54,573	51,789
Consumer finance	6,567	4,888
Consumer	173,363	167,947
Real estate	29,464	29,045
Commercial and industrial loans	74,570	74,700
Financial institutions	28,683	26,901
Governments and public institutions	3,584	3,378
Corporate & institutional	136,301	134,024
Gross loans	309,664	301,971
of which held at amortized cost	298,563	290,563
of which held at fair value	11,101	11,408
Net (unearned income)/deferred expenses	(94)	(95)
Allowance for credit losses	(1,411)	(1,535)
Net loans	308,159	300,341
Gross loans by location
Switzerland	178,458	176,312
Foreign	131,206	125,659
Gross loans	309,664	301,971
Impaired loans
Non-performing loans	1,896	1,666
Non-interest-earning loans	371	363
Non-accrual loans	2,267	2,029
Restructured loans	471	313
Potential problem loans	406	843
Other impaired loans	877	1,156
Gross impaired loans [1]	3,144	3,185
1
As of the end of 6M21 and 2020, CHF 181 million and CHF 180 million, respectively, were related to consumer mortgages secured by residential real estate for which formal foreclosure proceedings according to local requirements of the applicable jurisdiction were in process.

> Refer to “Loans” in Note 1 – Summary of significant accounting policies in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2020 for further information on categories of impaired loans.
> Refer to “Note 18– Financial instruments measured at amortized cost and credit losses” for further information on loans held at amortized cost.

18 Financial instruments measured at amortized cost and credit losses
> Refer to “Note 19 – Financial instruments measured at amortized cost and credit losses” in III – Condensed consolidated financial statements – Credit Suisse Group in the Credit Suisse Financial Report 2Q21 for further information.
Overview of financial instruments measured at amortized cost – by balance sheet position
	6M21				2020
end of	Amortized cost basis	[1]	Allowance for credit losses	Net carrying value	Amortized cost basis	[1]	Allowance for credit losses	Net carrying value
Cash and due from banks	145,226		0	145,226	137,683		(1)	137,682
Interest-bearing deposits with banks	1,245	[2]	0	1,245	1,235	[4]	(5)	1,230
Securities purchased under resale agreements and securities borrowing transactions	25,180	[2]	0	25,180	21,139		0	21,139
Loans	298,469	[2,3]	(1,411)	297,058	290,468	[4,5]	(1,535)	288,933
Brokerage receivables	37,503	[2]	(4,429)	33,074	35,944	[4]	(1)	35,943
Other assets	14,245		(39)	14,206	15,540		(41)	15,499
Total	521,868		(5,879)	515,989	502,009		(1,583)	500,426
1 Net of unearned income/deferred expenses, as applicable.
2
Excludes accrued interest for credit losses in the total amount of CHF 380 million, with no related allowance for credit losses. Of the accrued interest balance, CHF 1 million relates to interest-bearing deposits with banks, CHF 1 million to securities purchased under resale agreements and securities borrowing transactions, CHF 363 million to loans and CHF 15 million to brokerage receivables. These accrued interest balances are reported in other assets.

3 Includes endangered interest of CHF 88 million on non-accrual loans which are reported as part of the loans' amortized cost balance.
4
Excludes accrued interest for credit losses in the total amount of CHF 351 million, with no related allowance for credit losses. Of the accrued interest balance, CHF 1 million relates to interest-bearing deposits with banks, CHF 334 million to loans and CHF 16 million to brokerage receivables. These accrued interest balances are reported in other assets.

5 Includes endangered interest of CHF 87 million on non-accrual loans which are reported as part of the loans' amortized cost balance.
Allowance for credit losses
> Refer to “Note 19 – Financial instruments measured at amortized cost and credit losses” in III – Condensed consolidated financial statements – Credit Suisse Group in the Credit Suisse Financial Report 2Q21 and 1Q21 for further information on estimating expected credit losses in 6M21.
Loans held at amortized cost
Allowance for credit losses – loans held at amortized cost
	6M21			6M20
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Allowance for credit losses (CHF million)
Balance at beginning of period	318	1,217	1,535	241	807	1,048
Current-period provision for expected credit losses	43	(79)	(36)	183	533	716
of which provisions for interest [1]	8	8	16	21	4	25
Gross write-offs	(27)	(101)	(128)	(24)	(59)	(83)
Recoveries	4	0	4	5	2	7
Net write-offs	(23)	(101)	(124)	(19)	(57)	(76)
Foreign currency translation impact and other adjustments, net	7	29	36	(6)	(14)	(20)
Balance at end of period	345	1,066	1,411	399	1,269	1,668
of which individually evaluated	255	613	868	313	585	898
of which collectively evaluated	90	453	543	86	684	770
1 Represents the current-period net provision for accrued interest on non-accrual loans and lease financing transactions which is recognized as a reversal of interest income.

> Refer to “Note 19 – Financial instruments measured at amortized cost and credit losses” in III – Condensed consolidated financial statements – Credit Suisse Group in the Credit Suisse Financial Report 2Q21 and 1Q21 for further information on the Bank’s gross write-offs in 6M21.
Purchases, reclassifications and sales – loans held at amortized cost
	6M21			6M20
in	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Loans held at amortized cost (CHF million)
Purchases [1]	17	1,969	1,986	21	1,328	1,349
Reclassifications from loans held-for-sale [2]	0	13	13	0	4	4
Reclassifications to loans held-for-sale [3]	0	2,120	2,120	0	988	988
Sales [3]	0	2,007	2,007	0	980	980
1 Includes drawdowns under purchased loan commitments.
2 Includes loans previously reclassified to held-for-sale that were not sold and were reclassified back to loans held-to-maturity.
3 All loans held at amortized cost which are sold are reclassified to loans held-for-sale on or prior to the date of the sale.
Other financial assets
Allowance for credit losses – other financial assets held at amortized cost
	6M21	6M20
CHF million
Balance at beginning of period	48	43
Current-period provision for expected credit losses	4,494	32
Gross write-offs	(4)	(9)
Recoveries	0	1
Net write-offs	(4)	(8)
Foreign currency translation impact and other adjustments, net	(70)	(4)
Balance at end of period	4,468	63
of which individually evaluated	4,448	19
of which collectively evaluated	20	44
The current-period provision for expected credit losses on other financial assets held at amortized cost in 6M21 includes a total amount of CHF 4,500 million related to the failure of Archegos to meet its margin commitments. As of the end of 6M21, the related allowance is reported in brokerage receivables.

Credit quality information
Credit quality of loans held at amortized cost
The following table presents the Bank’s carrying value of loans held at amortized cost by aggregated internal counterparty credit ratings “investment grade” and “non-investment grade” that are used as credit quality indicators for the purpose of this disclosure, by year of origination. Within the line items relating to the origination year, the first year represents the origination year of the current reporting period and the second year represents the origination year of the comparative reporting period.
Consumer loans held at amortized cost by internal counterparty rating
	6M21				2020
	Investment grade	Non-investment grade			Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total	AAA to BBB	BB to C	D	Total
Mortgages
2021 / 2020	13,021	1,153	6	14,180	18,765	1,664	3	20,432
2020 / 2019	17,518	1,701	17	19,236	14,072	1,511	26	15,609
2019 / 2018	12,435	1,554	50	14,039	10,242	932	58	11,232
2018 / 2017	8,711	1,031	80	9,822	7,087	857	44	7,988
2017 / 2016	5,992	821	126	6,939	10,951	914	76	11,941
Prior years	43,362	3,091	342	46,795	39,918	2,854	216	42,988
Total term loans	101,039	9,351	621	111,011	101,035	8,732	423	110,190
Revolving loans	319	893	0	1,212	528	548	4	1,080
Total	101,358	10,244	621	112,223	101,563	9,280	427	111,270
Loans collateralized by securities
2021 / 2020	2,061	371	0	2,432	1,682	1,547	149	3,378
2020 / 2019	1,273	1,170	0	2,443	1,019	324	0	1,343
2019 / 2018	562	210	0	772	499	64	0	563
2018 / 2017	49	25	113	187	61	41	0	102
2017 / 2016	96	15	0	111	200	127	0	327
Prior years	1,135	697	0	1,832	563	622	0	1,185
Total term loans	5,176	2,488	113	7,777	4,024	2,725	149	6,898
Revolving loans [1]	43,499	3,154	143	46,796	41,749	3,038	104	44,891
Total	48,675	5,642	256	54,573	45,773	5,763	253	51,789
Consumer finance
2021 / 2020	1,494	737	1	2,232	1,297	903	5	2,205
2020 / 2019	733	548	10	1,291	519	505	22	1,046
2019 / 2018	450	413	19	882	279	237	23	539
2018 / 2017	419	221	18	658	81	154	17	252
2017 / 2016	50	116	15	181	16	57	10	83
Prior years	397	107	44	548	48	92	41	181
Total term loans	3,543	2,142	107	5,792	2,240	1,948	118	4,306
Revolving loans	493	75	90	658	328	88	81	497
Total	4,036	2,217	197	6,450	2,568	2,036	199	4,803
Consumer – total
2021 / 2020	16,576	2,261	7	18,844	21,744	4,114	157	26,015
2020 / 2019	19,524	3,419	27	22,970	15,610	2,340	48	17,998
2019 / 2018	13,447	2,177	69	15,693	11,020	1,233	81	12,334
2018 / 2017	9,179	1,277	211	10,667	7,229	1,052	61	8,342
2017 / 2016	6,138	952	141	7,231	11,167	1,098	86	12,351
Prior years	44,894	3,895	386	49,175	40,529	3,568	257	44,354
Total term loans	109,758	13,981	841	124,580	107,299	13,405	690	121,394
Revolving loans	44,311	4,122	233	48,666	42,605	3,674	189	46,468
Total	154,069	18,103	1,074	173,246	149,904	17,079	879	167,862
1 Lombard loans are generally classified as revolving loans.

Corporate & institutional loans held at amortized cost by internal counterparty rating
	6M21				2020
	Investment grade	Non-investment grade			Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total	AAA to BBB	BB to C	D	Total
Real estate
2021 / 2020	5,254	2,724	2	7,980	6,054	2,792	106	8,952
2020 / 2019	4,614	2,443	6	7,063	2,902	1,611	0	4,513
2019 / 2018	2,429	1,129	2	3,560	1,849	1,133	24	3,006
2018 / 2017	1,350	661	1	2,012	1,033	346	72	1,451
2017 / 2016	778	178	2	958	1,591	285	25	1,901
Prior years	4,710	888	31	5,629	5,982	1,105	33	7,120
Total term loans	19,135	8,023	44	27,202	19,411	7,272	260	26,943
Revolving loans	884	338	138	1,360	1,027	172	69	1,268
Total	20,019	8,361	182	28,562	20,438	7,444	329	28,211
Commercial and industrial loans
2021 / 2020	5,353	8,965	94	14,412	7,724	11,621	310	19,655
2020 / 2019	4,225	6,802	108	11,135	3,851	6,411	133	10,395
2019 / 2018	3,177	5,027	157	8,361	1,781	4,321	247	6,349
2018 / 2017	1,309	3,403	170	4,882	964	1,981	60	3,005
2017 / 2016	831	1,480	37	2,348	809	1,248	22	2,079
Prior years	2,666	3,810	108	6,584	2,830	3,837	116	6,783
Total term loans	17,561	29,487	674	47,722	17,959	29,419	888	48,266
Revolving loans	14,311	8,278	475	23,064	12,913	8,908	464	22,285
Total	31,872	37,765	1,149	70,786	30,872	38,327	1,352	70,551
Financial institutions
2021 / 2020	2,829	1,055	40	3,924	3,386	697	43	4,126
2020 / 2019	2,249	271	44	2,564	1,973	132	39	2,144
2019 / 2018	745	142	1	888	960	432	9	1,401
2018 / 2017	684	377	9	1,070	97	92	0	189
2017 / 2016	69	38	0	107	37	102	20	159
Prior years	254	136	15	405	288	38	2	328
Total term loans	6,830	2,019	109	8,958	6,741	1,493	113	8,347
Revolving loans	7,093	364	1	7,458	5,718	419	1	6,138
Total	13,923	2,383	110	16,416	12,459	1,912	114	14,485
Governments and public institutions
2021 / 2020	427	38	0	465	174	33	0	207
2020 / 2019	178	58	0	236	135	20	10	165
2019 / 2018	99	20	20	139	80	0	0	80
2018 / 2017	57	11	0	68	35	0	0	35
2017 / 2016	30	0	0	30	74	1	0	75
Prior years	252	22	0	274	388	41	0	429
Total term loans	1,043	149	20	1,212	886	95	10	991
Revolving loans	15	0	0	15	19	0	0	19
Total	1,058	149	20	1,227	905	95	10	1,010
Corporate & institutional – total
2021 / 2020	13,863	12,782	136	26,781	17,338	15,143	459	32,940
2020 / 2019	11,266	9,574	158	20,998	8,861	8,174	182	17,217
2019 / 2018	6,450	6,318	180	12,948	4,670	5,886	280	10,836
2018 / 2017	3,400	4,452	180	8,032	2,129	2,419	132	4,680
2017 / 2016	1,708	1,696	39	3,443	2,511	1,636	67	4,214
Prior years	7,882	4,856	154	12,892	9,488	5,021	151	14,660
Total term loans	44,569	39,678	847	85,094	44,997	38,279	1,271	84,547
Revolving loans	22,303	8,980	614	31,897	19,677	9,499	534	29,710
Total	66,872	48,658	1,461	116,991	64,674	47,778	1,805	114,257

Total loans held at amortized cost by internal counterparty rating
	6M21				2020
	Investment grade	Non-investment grade			Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total	AAA to BBB	BB to C	D	Total
Loans held at amortized cost – total
2021 / 2020	30,439	15,043	143	45,625	39,082	19,257	616	58,955
2020 / 2019	30,790	12,993	185	43,968	24,471	10,514	230	35,215
2019 / 2018	19,897	8,495	249	28,641	15,690	7,119	361	23,170
2018 / 2017	12,579	5,729	391	18,699	9,358	3,471	193	13,022
2017 / 2016	7,846	2,648	180	10,674	13,678	2,734	153	16,565
Prior years	52,776	8,751	540	62,067	50,017	8,589	408	59,014
Total term loans	154,327	53,659	1,688	209,674	152,296	51,684	1,961	205,941
Revolving loans	66,614	13,102	847	80,563	62,282	13,173	723	76,178
Total loans to third parties	220,941	66,761	2,535	290,237	214,578	64,857	2,684	282,119
Total loans to entities under common control	8,324	2	0	8,326	8,444	0	0	8,444
Total	229,265	66,763	2,535	298,563	223,022	64,857	2,684	290,563	[1]
1 Excludes accrued interest on loans held at amortized cost of CHF 363 million and CHF 334 million as of the end of 6M21 and 2020, respectively.
Credit quality of other financial assets held at amortized cost
The following table presents the Bank’s carrying value of other financial assets held at amortized cost by aggregated internal counterparty credit ratings “investment grade” and “non-investment grade”, by year of origination. Within the line items relating to the origination year, the first year represents the origination year of the current reporting period and the second year represents the origination year of the comparative reporting period.
Other financial assets held at amortized cost by internal counterparty rating
	6M21				2020
	Investment grade	Non-investment grade			Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total	AAA to BBB	BB to C	D	Total
6M21 (CHF million)
Other financial assets held at amortized cost
2019	0	0	0	0	0	70	0	70
2018	0	70	0	70	0	2	0	2
2017	0	1	0	1	0	4	0	4
Prior years	0	3	0	3	0	0	0	0
Total term positions	0	74	0	74	0	76	0	76
Revolving positions	0	814	0	814	0	934	0	934
Total	0	888	0	888	0	1,010	0	1,010
Includes primarily mortgage servicing advances and failed purchases.

Past due financial assets
Loans held at amortized cost – past due
	Current	Past due
end of		Up to 30 days	31–60 days	61–90 days	More than 90 days	Total	Total
6M21 (CHF million)
Mortgages	111,521	167	45	27	463	702	112,223
Loans collateralized by securities	54,411	5	38	1	118	162	54,573
Consumer finance	5,750	476	15	48	161	700	6,450
Consumer	171,682	648	98	76	742	1,564	173,246
Real estate	28,161	91	122	4	184	401	28,562
Commercial and industrial loans	69,390	388	236	49	723	1,396	70,786
Financial institutions	16,278	72	0	0	66	138	16,416
Governments and public institutions	1,192	15	0	0	20	35	1,227
Corporate & institutional	115,021	566	358	53	993	1,970	116,991
Total loans to third parties	286,703	1,214	456	129	1,735	3,534	290,237
Total loans to entities under common control	8,326	0	0	0	0	0	8,326
Total loans held at amortized cost	295,029	1,214	456	129	1,735	3,534	298,563	[1]
2020 (CHF million)
Mortgages	110,747	63	68	34	358	523	111,270
Loans collateralized by securities	51,668	17	0	0	104	121	51,789
Consumer finance	4,361	156	68	47	171	442	4,803
Consumer	166,776	236	136	81	633	1,086	167,862
Real estate	28,070	50	3	11	77	141	28,211
Commercial and industrial loans	69,060	630	54	137	670	1,491	70,551
Financial institutions	14,311	41	15	72	46	174	14,485
Governments and public institutions	969	37	4	0	0	41	1,010
Corporate & institutional	112,410	758	76	220	793	1,847	114,257
Total loans to third parties	279,186	994	212	301	1,426	2,933	282,119	[1]
Total loans to entities under common control	8,444	0	0	0	0	0	8,444
Total loans held at amortized cost	287,630	994	212	301	1,426	2,933	290,563	[1]
1 Excludes accrued interest on loans held at amortized cost of CHF 363 million and CHF 334 million as of the end of 6M21 and 2020, respectively.
As of the end of 6M21, the Bank did not have any loans that were past due more than 90 days and still accruing interest. Also, the Bank did not have any other financial assets held at amortized cost that were past due.

Non-accrual financial assets
Non-accrual loans held at amortized cost
	6M21				6M20
	Amortized cost of non-accrual assets at beginning of period	Amortized cost of non-accrual assets at end of period	Interest income recognized	Amortized cost of non-accrual assets with no specific allowance at end of period	Amortized cost of non-accrual assets at beginning of period	Amortized cost of non-accrual assets at end of period	Interest income recognized	Amortized cost of non-accrual assets with no specific allowance at end of period
CHF million
Mortgages	418	615	2	167	337	380	1	20
Loans collateralized by securities	105	298	3	0	122	377	3	75
Consumer finance	201	200	1	1	168	204	0	4
Consumer	724	1,113	6	168	627	961	4	99
Real estate	324	293	6	46	155	270	3	37
Commercial and industrial loans	913	778	8	30	670	966	21	41
Financial institutions	68	63	0	0	46	65	0	8
Governments and public institutions	0	20	0	0	0	0	0	0
Corporate & institutional	1,305	1,154	14	76	871	1,301	24	86
Total loans held at amortized cost	2,029	2,267	20	244	1,498	2,262	28	185
Collateral-dependent financial assets
> Refer to “Note 19 – Financial instruments measured at amortized cost and credit losses” in III – Condensed consolidated financial statements – Credit Suisse Group in the Credit Suisse Financial Report 2Q21 and 1Q21 for further information on the Bank’s collateral-dependent financial assets.
Troubled debt restructurings and modifications
Restructured financing receivables held at amortized cost
	6M21			6M20
in	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification
CHF million, except where indicated
Loans collateralized by securities	0	0	0	2	116	116
Real estate	1	2	2	0	0	0
Commercial and industrial loans	14	390	382	7	32	15
Financial institutions	1	44	44	0	0	0
Total loans	16	436	428	9	148	131
Restructured financing receivables held at amortized cost that defaulted within 12 months from restructuring
	6M21		6M20
in	Number of contracts	Recorded investment	Number of contracts	Recorded investment
CHF million, except where indicated
Loans collateralized by securities	3	156	0	0
Commercial and industrial loans	0	0	3	12
Total loans	3	156	3	12
In 6M21, the loan modifications of the Bank included the increase of credit facilities, extended loan repayment terms, including postponed loan amortizations and extended maturity dates, interest rate concessions, waivers of principal and interest and changes in covenants.

19 Goodwill
6M21	Swiss Universal Bank	International Wealth Management	Asia Pacific	Asset Management	Investment Bank	Bank	[1]
Gross amount of goodwill (CHF million)
Balance at beginning of period	557	276	1,005	1,062	4,734	7,646
Foreign currency translation impact	15	6	34	54	37	146
Balance at end of period	572	282	1,039	1,116	4,771	7,792
Accumulated impairment (CHF million)
Balance at beginning of period	0	0	0	0	3,879	3,891
Balance at end of period	0	0	0	0	3,879	3,891
Net book value (CHF million)
Net book value	572	282	1,039	1,116	892	3,901
1
Gross amount of goodwill and accumulated impairment include goodwill of CHF 12 million related to legacy business transferred to the former Strategic Resolution Unit in 4Q15 and fully written off at the time of transfer, in addition to the divisions disclosed.

> Refer to “Note 20– Goodwill” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q21 for further information.

20 Other assets and other liabilities
end of	6M21	2020
Other assets (CHF million)
Cash collateral on derivative instruments	7,664	7,741
Cash collateral on non-derivative transactions	416	635
Derivative instruments used for hedging	457	131
Assets held-for-sale	8,169	7,077
of which loans [1]	8,136	7,046
allowance for loans held-for-sale	(51)	(48)
of which real estate [2]	31	27
of which long-lived assets	2	4
Premises, equipment and right-of-use assets	6,263	6,213
Assets held for separate accounts	107	102
Interest and fees receivable	4,225	4,397
Deferred tax assets	4,155	3,630
Prepaid expenses	570	367
of which cloud computing arrangement implementation costs	39	32
Failed purchases	1,793	1,451
Defined benefit pension and post-retirement plan assets	910	975
Other	4,050	3,855
Other assets	38,779	36,574
Other liabilities (CHF million)
Cash collateral on derivative instruments	7,209	7,831
Cash collateral on non-derivative transactions	215	174
Derivative instruments used for hedging	12	45
Operating leases liabilities	1,896	1,981
Provisions	1,244	2,067
of which expected credit losses on off-balance sheet credit exposures	260	311
Restructuring liabilities	25	49
Liabilities held for separate accounts	107	102
Interest and fees payable	4,068	4,397
Current tax liabilities	612	542
Deferred tax liabilities	164	157
Failed sales	1,437	1,120
Defined benefit pension and post-retirement plan liabilities	406	403
Other	10,540	11,472
Other liabilities	27,935	30,340
1 Included as of the end of 6M21 and 2020 were CHF 363 million and CHF 262 million, respectively, in restricted loans, which represented collateral on secured borrowings.
2
As of the end of 6M21 and 2020, real estate held-for-sale included foreclosed or repossessed real estate of CHF 8 million and CHF 8 million, respectively, of which CHF 8 million and CHF 8 million, respectively, were related to residential real estate.

21 Long-term debt
Long-term debt
end of	6M21	2020
Long-term debt (CHF million)
Senior	96,726	94,768
Subordinated	66,247	63,765
Non-recourse liabilities from consolidated VIEs	1,319	1,746
Long-term debt	164,292	160,279
of which reported at fair value	68,486	70,243
of which structured notes	45,030	47,039
Structured notes by product
end of	6M21	2020
Structured notes by product (CHF million)
Equity	29,473	29,907
Fixed income	12,465	13,882
Credit	2,700	2,881
Other	392	369
Total structured notes	45,030	47,039

22 Accumulated other comprehensive income
Accumulated other comprehensive income/(loss)
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	[1]	Actuarial gains/ (losses)	Net prior service credit/ (cost)	Gains/ (losses) on liabilities relating to credit risk	AOCI
6M21 (CHF million)
Balance at beginning of period	205	(17,517)	13		(460)	(11)	(2,469)	(20,239)
Increase/(decrease)	(109)	1,473	0		(85)	(1)	(5)	1,273
Reclassification adjustments, included in net income/(loss)	(34)	0	0		0	1	77	44
Total increase/(decrease)	(143)	1,473	0		(85)	0	72	1,317
Balance at end of period	62	(16,044)	13		(545)	(11)	(2,397)	(18,922)
6M20 (CHF million)
Balance at beginning of period	28	(14,560)	30		(417)	(7)	(2,620)	(17,546)
Increase/(decrease)	168	(1,015)	(52)		0	0	1,515	616
Reclassification adjustments, included in net income/(loss)	75	17	32		7	0	99	230
Total increase/(decrease)	243	(998)	(20)		7	0	1,614	846
Balance at end of period	271	(15,558)	10		(410)	(7)	(1,006)	(16,700)
1 No impairments on available-for-sale debt securities were recognized in net income/(loss) in 6M21 and 6M20.
Details on significant reclassification adjustments
in	6M21	6M20
Reclassification adjustments, included in net income/(loss) (CHF million)
Cumulative translation adjustments
Reclassification adjustments	0	17
Actuarial gains/(losses)
Amortization of recognized actuarial losses [1]	(2)	7
Tax expense/(benefit)	2	0
Net of tax	0	7
1 These components are included in the computation of total benefit costs. Refer to "Note 26 – Pension and other post-retirement benefits" for further information.

23 Offsetting of financial assets and financial liabilities
> Refer to “Note 24 – Offsetting of financial assets and financial liabilities” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q21 for further information.
Offsetting of derivatives
	6M21		2020
end of	Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
Gross derivatives subject to enforceable master netting agreements (CHF billion)
OTC-cleared	5.1	3.7	6.1	4.6
OTC	52.2	48.6	68.2	65.7
Exchange-traded	0.1	0.1	0.5	0.6
Interest rate products	57.4	52.4	74.8	70.9
OTC-cleared	0.2	0.2	0.2	0.2
OTC	19.1	20.4	23.1	27.7
Foreign exchange products	19.3	20.6	23.3	27.9
OTC	9.3	14.1	10.7	15.1
Exchange-traded	23.2	22.1	19.9	20.4
Equity/index-related products	32.5	36.2	30.6	35.5
OTC-cleared	1.1	1.2	0.7	0.7
OTC	3.7	4.7	3.9	4.9
Credit derivatives	4.8	5.9	4.6	5.6
OTC	1.5	0.9	1.6	0.8
Exchange-traded	0.0	0.0	0.1	0.1
Other products [1]	1.5	0.9	1.7	0.9
OTC-cleared	6.4	5.1	7.0	5.5
OTC	85.8	88.7	107.5	114.2
Exchange-traded	23.3	22.2	20.5	21.1
Total gross derivatives subject to enforceable master netting agreements	115.5	116.0	135.0	140.8
Offsetting (CHF billion)
OTC-cleared	(5.7)	(5.0)	(6.2)	(5.4)
OTC	(74.7)	(82.4)	(94.4)	(104.4)
Exchange-traded	(21.4)	(21.5)	(20.0)	(20.3)
Offsetting	(101.8)	(108.9)	(120.6)	(130.1)
of which counterparty netting	(87.8)	(87.8)	(103.2)	(103.2)
of which cash collateral netting	(14.0)	(21.1)	(17.4)	(26.9)
Net derivatives presented in the consolidated balance sheets (CHF billion)
OTC-cleared	0.7	0.1	0.8	0.1
OTC	11.1	6.3	13.1	9.8
Exchange-traded	1.9	0.7	0.5	0.8
Total net derivatives subject to enforceable master netting agreements	13.7	7.1	14.4	10.7
Total derivatives not subject to enforceable master netting agreements [2]	10.8	5.2	11.2	6.8
Total net derivatives presented in the consolidated balance sheets	24.5	12.3	25.6	17.5
of which recorded in trading assets and trading liabilities	24.1	12.3	25.5	17.5
of which recorded in other assets and other liabilities	0.4	0.0	0.1	0.0
1 Primarily precious metals, commodity and energy products.
2 Represents derivatives where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

Offsetting of securities purchased under resale agreements and securities borrowing transactions
	6M21				2020
end of	Gross	Offsetting	Net book value		Gross	Offsetting	Net book value
Securities purchased under resale agreements and securities borrowing transactions (CHF billion)
Securities purchased under resale agreements	74.9	(14.1)	60.8		55.8	(7.5)	48.3
Securities borrowing transactions	9.5	(0.5)	9.0		11.9	(0.4)	11.5
Total subject to enforceable master netting agreements	84.4	(14.6)	69.8		67.7	(7.9)	59.8
Total not subject to enforceable master netting agreements [1]	24.8	–	24.8		19.3	–	19.3
Total	109.2	(14.6)	94.6	[2]	87.0	(7.9)	79.1	[2]
1
Represents securities purchased under resale agreements and securities borrowing transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 69,465 million and CHF 57,994 million of the total net amount as of the end of 6M21 and 2020, respectively, are reported at fair value.
Offsetting of securities sold under repurchase agreements and securities lending transactions
	6M21				2020
end of	Gross	Offsetting	Net book value		Gross	Offsetting	Net book value
Securities sold under repurchase agreements and securities lending transactions (CHF billion)
Securities sold under repurchase agreements	29.6	(14.6)	15.0		26.1	(7.9)	18.2
Securities lending transactions	3.0	0.0	3.0		3.5	0.0	3.5
Obligation to return securities received as collateral, at fair value	37.7	0.0	37.7		49.9	0.0	49.9
Total subject to enforceable master netting agreements	70.3	(14.6)	55.7		79.5	(7.9)	71.6
Total not subject to enforceable master netting agreements [1]	4.0	–	4.0		3.1	–	3.1
Total	74.3	(14.6)	59.7		82.6	(7.9)	74.7
of which securities sold under repurchase agreements and securities lending transactions	35.6	(14.6)	21.0	[2]	31.8	(7.9)	23.9	[2]
of which obligation to return securities received as collateral, at fair value	38.7	0.0	38.7		50.8	0.0	50.8
1
Represents securities sold under repurchase agreements and securities lending transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 11,080 million and CHF 13,688 million of the total net amount as of the end of 6M21 and 2020, respectively, are reported at fair value.
Amounts not offset in the consolidated balance sheets
	6M21						2020
end of	Net	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure	Net	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure
Financial assets subject to enforceable master netting agreements (CHF billion)
Derivatives	13.7	5.1		0.0		8.6	14.4	5.5		0.1		8.8
Securities purchased under resale agreements	60.8	60.8		0.0		0.0	48.3	48.3		0.0		0.0
Securities borrowing transactions	9.0	8.8		0.0		0.2	11.5	11.1		0.0		0.4
Total financial assets subject to enforceable master netting agreements	83.5	74.7		0.0		8.8	74.2	64.9		0.1		9.2
Financial liabilities subject to enforceable master netting agreements (CHF billion)
Derivatives	7.1	1.4		0.0		5.7	10.7	2.2		0.0		8.5
Securities sold under repurchase agreements	15.0	15.0		0.0		0.0	18.2	18.2		0.0		0.0
Securities lending transactions	3.0	2.6		0.0		0.4	3.5	3.2		0.0		0.3
Obligation to return securities received as collateral, at fair value	37.7	32.4		0.0		5.3	49.9	43.4		0.0		6.5
Total financial liabilities subject to enforceable master netting agreements	62.8	51.4		0.0		11.4	82.3	67.0		0.0		15.3
1
The total amount reported in financial instruments (recognized financial assets and financial liabilities and non-cash financial collateral) and cash collateral is limited to the amount of the related instruments presented in the consolidated balance sheets and therefore any over-collateralization of these positions is not included.

24 Tax
The 6M21 income tax expense of CHF 6 million, resulting in an effective tax rate of 40.0% for 6M21, included the impact of the estimated annual effective tax rate, as applied to the 6M21 results, as well as the impact of items that needed to be recorded in the specific interim period in which they occurred. This primarily reflected the loss related to Archegos, for which only a partial tax benefit was recognized, and the application of a valuation allowance for the remainder of the loss. Other key drivers of the full year estimated effective tax rate were the impact of the geographical mix of results, the non-deductible funding costs and an additional valuation allowance in the Bank’s operating entities in the UK. The details of the 6M21 tax rate reconciliation resulting from applying the estimated effective tax rate for the full year to the 6M21 results are outlined below.
Net deferred tax assets related to net operating losses (NOL), net deferred tax assets on temporary differences and net deferred tax liabilities are presented in the following manner. Nettable gross deferred tax liabilities are allocated on a pro-rata basis to gross deferred tax assets on NOL and gross deferred tax assets on temporary differences. This approach is aligned with the underlying treatment of netting gross deferred tax assets and liabilities under the Basel III framework. Valuation allowances have been allocated against such deferred tax assets on NOL first, with any remainder allocated to such deferred tax assets on temporary differences. This presentation is considered the most appropriate disclosure given the underlying nature of the gross deferred tax balances.
As of June 30, 2021, the Bank had accumulated undistributed earnings from foreign subsidiaries of CHF 19.0 billion which are considered indefinitely reinvested. The Bank would need to accrue and pay taxes on these undistributed earnings if such earnings were repatriated. No deferred tax liability was recorded in respect of those amounts, as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.
The Bank is currently subject to ongoing tax audits, inquiries and litigation with the tax authorities in a number of jurisdictions, including Brazil, the Netherlands, Germany, the US, the UK and Switzerland. Although the timing of completion is uncertain, it is reasonably possible that some of these will be resolved within 12 months of the reporting date. It is reasonably possible that there will be a decrease between zero and CHF 60 million in unrecognized tax benefits within 12 months of the reporting date.
The Bank remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Brazil – 2016; Switzerland – 2015 (federal and Zurich cantonal level); the UK – 2012; the Netherlands – 2011, and the US – 2010.
Effective tax rate
in	6M21	6M20
Effective tax rate (%)	40.0	9.5
Tax expense reconciliation
in	6M21
Income tax expense computed at the Swiss statutory tax rate of 18.5% (CHF million)	3
Increase/(decrease) in income taxes resulting from
Foreign tax rate differential	(50)
Changes in tax law and rates	(27)
Other non-deductible expenses	49
Changes in deferred tax valuation allowance	49
Lower taxed income	(7)
Income taxable to noncontrolling interests	2
(Windfall tax benefits)/shortfall tax charges on share-based compensation	29
Other	(42)
Income tax expense	6
Foreign tax rate differential
6M21 included a foreign tax impact of CHF 50 million, mainly driven by the estimated current year earnings mix.
Changes in tax law and rates
6M21 included the impact of CHF 27 million related to the tax rate change in the UK.
Other non-deductible expenses
6M21 included the impact of CHF 49 million relating to non-deductible interest expenses, the UK bank levy and other non-deductible costs.
Changes in deferred tax valuation allowance
6M21 included the impact of the estimated current year earnings, resulting in an increase in the valuation allowance of CHF 54 million, mainly in respect of the Bank’s operating entities in the UK. This was partially offset by a decrease in the valuation allowance of CHF 5 million, mainly in respect of one of the Bank’s operating entities in Switzerland.
Lower taxed income
6M21 primarily included the impacts of CHF 4 million related to non-taxable life insurance income and CHF 3 million related to non-taxable dividend income. The remaining balance included various smaller items.
Other
6M21 included a tax benefit of CHF 42 million, which mainly reflected the tax impact of CHF 44 million relating to prior years’ adjustments and CHF 10 million relating to tax contingency accruals. This was partially offset by CHF 5 million relating to withholding taxes, CHF 4 million relating to an accounting standard implementation transition adjustment for own credit movements and CHF 1 million relating to the current year base erosion and anti-abuse tax (BEAT) provision. The remaining balance included various smaller items.
Net deferred tax assets
end of	6M21	2020
Net deferred tax assets (CHF million)
Deferred tax assets	4,155	3,630
of which net operating losses	1,371	1,064
of which deductible temporary differences	2,784	2,566
Deferred tax liabilities	(164)	(157)
Net deferred tax assets	3,991	3,473
25 Employee deferred compensation
> Refer to “Note 26 – Employee deferred compensation” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q21 and “Note 29 – Employee deferred compensation” in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2020 for further information.
Deferred compensation expense
in	6M21	6M20
Deferred compensation expense (CHF million)
Share awards	266	289
Performance share awards	213	220
Contingent Capital Awards	140	83
Deferred cash awards	169	143
Retention awards	39	19
Total deferred compensation expense	827	754
Estimated unrecognized deferred compensation
end of	6M21
Estimated unrecognized compensation expense (CHF million)
Share awards	652
Performance share awards	378
Contingent Capital Awards	265
Deferred cash awards	331
Retention awards	307
Total	1,933

Aggregate remaining weighted-average requisite service period (years)
Aggregate remaining weighted-average requisite service period	1.3
6M21 activity
In 6M21, the Bank granted share awards, performance share awards, Contingent Capital Awards (CCA) and upfront cash awards as part of the 2020 deferred variable compensation. Expense recognition for these awards began in 6M21 and will continue over the remaining service or vesting period of each respective award.
Share awards
In 6M21, the Bank granted 76.5 million share awards at a weighted-average share price of CHF 11.52. Each share award granted entitles the holder of the award to receive one Group share, subject to service conditions. Share awards vest over three years with one third of the share awards vesting on each of the three anniversaries of the grant date (ratable vesting), with the exception of awards granted to individuals classified as risk managers or senior managers under the UK Prudential Regulatory Authority (PRA) Remuneration Code or similar regulations in other jurisdictions. Under the UK PRA Remuneration Code or similar regulations in other jurisdictions, share awards granted to risk managers vest over five years with one fifth of the award vesting on each of the five anniversaries of the grant date, while share awards granted to senior managers vest over five years commencing on the third anniversary of the grant date, with one fifth of the award vesting on each of the third to seventh anniversaries of the grant date. Share awards are expensed over the service period of the awards.
Performance share awards
In 6M21, the Bank granted 36.6 million performance share awards at a weighted-average share price of CHF 12.44. Performance share awards are similar to share awards, except that the full balance of outstanding performance share awards, including those awarded in prior years, are subject to performance-based malus provisions.
Contingent Capital Awards
In 6M21, the Bank awarded CHF 245 million of CCA. CCA are scheduled to vest on the third anniversary of the grant date, other than those granted to individuals classified as risk managers or senior managers under the UK PRA Remuneration Code or similar regulations in other jurisdictions, where CCA vest on the fifth and seventh anniversaries of the grant date, respectively, and will be expensed over the vesting period.
Deferred cash awards
In 6M21, the Bank granted deferred fixed cash compensation of CHF 163 million to certain employees in the Americas. This compensation will be expensed in the Investment Bank and International Wealth Management divisions over a three-year vesting period from the grant date. Amortization of this compensation in 6M21 totaled CHF 67 million, of which CHF 44 million was related to awards granted in 6M21.

In 3Q21, the Bank granted deferred fixed cash compensation of CHF 95 million to certain employees in the Americas. This compensation will be expensed mainly in the Investment Bank division over a three-year vesting period from the grant date.
In 6M21, the Bank granted upfront cash awards of CHF 59 million to certain managing directors and directors in the International Wealth Management division. Amortization of this compensation in 6M21 totaled CHF 43 million, of which CHF 15 million was related to awards granted in 6M21.
Retention awards
In 6M21, the Bank granted deferred cash and share retention awards of CHF 322 million, mainly in the Investment Bank division. These awards will be expensed over the applicable vesting period from the grant date. Amortization of retention awards in 6M21 totaled CHF 39 million, of which CHF 31 million was related to awards granted in 6M21.
In 3Q21, the Bank granted deferred share retention awards of CHF 24 million in the Investment Bank division. These awards will be expensed over the applicable vesting period from the grant date.
Share-based award activity
	6M21
Number of awards (in millions)	Share awards	Performance share awards
Share-based award activities
Balance at beginning of period	115.2	88.0
Granted	76.5	36.6
Settled	(47.7)	(31.8)
Forfeited	(2.7)	(1.0)
Balance at end of period	141.3	91.8
of which vested	11.3	13.0
of which unvested	130.0	78.8
26 Pension and other post-retirement benefits
> Refer to “Note 27 – Pension and other post-retirement benefits” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q21 and “Note 31 – Pension and other post-retirement benefits” in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2020 for further information.
The Bank contributed and recognized expenses of CHF 243 million and CHF 264 million related to its defined contribution pension plans in 6M21 and 6M20, respectively.
The Bank expects to contribute CHF 16 million to the international single-employer defined benefit pension plans and CHF 11 million to other post-retirement defined benefit plans in 2021. As of the end of 6M21, CHF 10 million and CHF 5 million of contributions had been made to the international single-employer and other post-retirement defined benefit pension plans, respectively.
Components of net periodic benefit costs
in	6M21	6M20
Net periodic benefit costs/(credits) (CHF million)
Service costs on benefit obligation	7	8
Interest costs on benefit obligation	25	37
Expected return on plan assets	(34)	(44)
Amortization of recognized prior service cost/(credit)	1	1
Amortization of recognized actuarial losses	8	7
Settlement losses/(gains)	(10)	0
Net periodic benefit costs	(3)	9
Service costs on benefit obligation are reflected in compensation and benefits. Other components of net periodic benefit costs are reflected in general and administrative expenses.

27 Derivatives and hedging activities
> Refer to “Note 32 – Derivatives and hedging activities” in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2020 for further information.
Fair value of derivative instruments
The tables below present gross derivative replacement values by type of contract and balance sheet location and whether the derivative is used for trading purposes or in a qualifying hedging relationship. Notional amounts have also been provided as an indication of the volume of derivative activity within the Bank.
Information on bifurcated embedded derivatives has not been included in these tables. Under US GAAP, the Bank elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value.
> Refer to “Note 30 – Financial instruments” for further information.
Fair value of derivative instruments
	Trading			Hedging			[1]
end of 6M21	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	4,305.9	1.4	1.3	0.0	0.0	0.0
Swaps	9,053.7	43.4	39.1	137.1	0.7	0.1
Options bought and sold (OTC)	884.8	13.0	12.8	0.0	0.0	0.0
Futures	341.3	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	140.1	0.1	0.2	0.0	0.0	0.0
Interest rate products	14,725.8	57.9	53.4	137.1	0.7	0.1
Forwards	996.1	7.8	6.6	21.0	0.2	0.2
Swaps	355.3	9.6	11.8	0.0	0.0	0.0
Options bought and sold (OTC)	240.3	2.4	2.7	0.0	0.0	0.0
Futures	17.5	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	0.6	0.0	0.0	0.0	0.0	0.0
Foreign exchange products	1,609.8	19.8	21.1	21.0	0.2	0.2
Forwards	1.0	0.0	0.3	0.0	0.0	0.0
Swaps	121.3	1.9	4.7	0.0	0.0	0.0
Options bought and sold (OTC)	258.8	15.7	11.8	0.0	0.0	0.0
Futures	41.6	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	608.3	23.3	22.2	0.0	0.0	0.0
Equity/index-related products	1,031.0	40.9	39.0	0.0	0.0	0.0
Credit derivatives [2]	594.3	5.1	6.3	0.0	0.0	0.0
Forwards	16.0	0.2	0.2	0.0	0.0	0.0
Swaps	11.4	1.1	0.6	0.0	0.0	0.0
Options bought and sold (OTC)	18.4	0.3	0.2	0.0	0.0	0.0
Futures	12.9	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	11.8	0.1	0.1	0.0	0.0	0.0
Other products [3]	70.5	1.7	1.1	0.0	0.0	0.0
Total derivative instruments	18,031.4	125.4	120.9	158.1	0.9	0.3
The notional amount, PRV and NRV (trading and hedging) was CHF 18,189.5 billion, CHF 126.3 billion and CHF 121.2 billion, respectively, as of June 30, 2021.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity and energy products.

Fair value of derivative instruments (continued)
	Trading			Hedging			[1]
end of 2020	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	5,221.5	2.7	2.8	0.0	0.0	0.0
Swaps	8,088.7	53.5	50.3	126.1	0.9	0.1
Options bought and sold (OTC)	968.6	18.2	18.0	0.0	0.0	0.0
Futures	296.6	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	116.1	0.5	0.6	0.0	0.0	0.0
Interest rate products	14,691.5	74.9	71.7	126.1	0.9	0.1
Forwards	928.4	10.1	11.8	13.9	0.1	0.1
Swaps	345.8	10.9	13.4	0.0	0.0	0.0
Options bought and sold (OTC)	236.3	3.4	3.7	0.0	0.0	0.0
Futures	8.8	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	1.0	0.0	0.0	0.0	0.0	0.0
Foreign exchange products	1,520.3	24.4	28.9	13.9	0.1	0.1
Forwards	1.0	0.0	0.3	0.0	0.0	0.0
Swaps	167.6	4.3	8.8	0.0	0.0	0.0
Options bought and sold (OTC)	218.3	14.9	10.0	0.0	0.0	0.0
Futures	23.5	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	454.0	20.0	20.7	0.0	0.0	0.0
Equity/index-related products	864.4	39.2	39.8	0.0	0.0	0.0
Credit derivatives [2]	467.8	4.9	6.0	0.0	0.0	0.0
Forwards	12.2	0.3	0.2	0.0	0.0	0.0
Swaps	9.8	1.1	0.5	0.0	0.0	0.0
Options bought and sold (OTC)	14.8	0.3	0.2	0.0	0.0	0.0
Futures	4.2	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	11.6	0.1	0.1	0.0	0.0	0.0
Other products [3]	52.6	1.8	1.0	0.0	0.0	0.0
Total derivative instruments	17,596.6	145.2	147.4	140.0	1.0	0.2
The notional amount, PRV and NRV (trading and hedging) was CHF 17,736.6 billion, CHF 146.2 billion and CHF 147.6 billion, respectively, as of December 31, 2020.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity and energy products.
Netting of derivative instruments
> Refer to “Note 23 – Offsetting of financial assets and financial liabilities” for further information on the offsetting of derivative instruments.
Gains or losses on fair value hedges
in	6M21	6M20
Interest rate products (CHF million)
Hedged items [1]	776	(2,374)
Derivatives designated as hedging instruments [1]	(740)	2,226
The accrued interest on fair value hedges is recorded in net interest income and is excluded from this table.
1 Included in net interest income.

Hedged items in fair value hedges
	6M21					2020
	Hedged items					Hedged items
end of	Carrying amount	Hedging adjustments	[1]	Discontinued hedges	[2]	Carrying amount	Hedging adjustments	[1]	Discontinued hedges	[2]
Assets (CHF billion)
Investment securities	0.6	0.0		0.0		0.4	0.0		0.0
Net loans	21.6	(0.1)		0.4		20.5	0.2		0.5
Liabilities (CHF billion)
Long-term debt	72.1	0.9		0.7		65.8	1.9		0.8
1 Relates to the cumulative amount of fair value hedging adjustments included in the carrying amount.
2 Relates to the cumulative amount of fair value hedging adjustments remaining for any hedged items for which hedge accounting has been discontinued.
Cash flow hedges
in	6M21	6M20
Interest rate products (CHF million)
Gains/(losses) recognized in AOCI on derivatives	(119)	288
Gains/(losses) reclassified from AOCI into interest and dividend income	10	(42)
Foreign exchange products (CHF million)
Gains/(losses) recognized in AOCI on derivatives	4	(84)
Trading revenues	0	(30)
Total other operating expenses	25	(11)
Gains/(losses) reclassified from AOCI into income	25	(41)
Gains/(losses) excluded from the assessment of effectiveness reported in trading revenues [1]	0	1
1 Related to the forward points of a foreign currency forward.
As of the end of 6M21, the maximum length of time over which the Bank hedged its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, was 12 months.
The net gain associated with cash flow hedges expected to be reclassified from accumulated other comprehensive income (AOCI) within the next 12 months was CHF 50 million.
Net investment hedges
in	6M21	6M20
Foreign exchange products (CHF million)
Gains/(losses) recognized in the cumulative translation adjustments section of AOCI	(248)	476
Gains/(losses) reclassified from the cumulative translation adjustments section of AOCI into other revenues	0	9
The Bank includes all derivative instruments not included in hedge accounting relationships in its trading activities.
> Refer to “Note 7 – Trading revenues” for gains and losses on trading activities by product type.
Disclosures relating to contingent credit risk
The following table provides the Bank’s current net exposure from contingent credit risk relating to derivative contracts with bilateral counterparties and special purpose entities (SPEs) that include credit support agreements, the related collateral posted and the additional collateral required in a one-notch, two-notch and a three-notch downgrade event, respectively. The table also includes derivative contracts with contingent credit risk features without credit support agreements that have accelerated termination event conditions. The current net exposure for derivative contracts with bilateral counterparties and contracts with accelerated termination event conditions is the aggregate fair value of derivative instruments that were in a net liability position. For SPEs, the current net exposure is the contractual amount that is used to determine the collateral payable in the event of a downgrade. The contractual amount could include both the NRV and a percentage of the notional value of the derivative.
Contingent credit risk
	6M21				2020
end of	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total
Contingent credit risk (CHF billion)
Current net exposure	2.4	0.0	0.4	2.8	3.0	0.0	0.4	3.4
Collateral posted	2.1	0.0	–	2.1	2.4	0.0	–	2.4
Impact of a three-notch downgrade event	0.5	0.0	0.1	0.6	0.5	0.0	0.2	0.7
The impact of a downgrade event reflects the amount of additional collateral required for bilateral counterparties and special purpose entities and the amount of additional termination expenses for accelerated terminations, respectively.

Credit derivatives
> Refer to “Note 32 – Derivatives and hedging activities” in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2020 for further information on credit derivatives.
Credit protection sold/purchased
The following tables do not include all credit derivatives and differ from the credit derivatives in the “Fair value of derivative instruments” tables. This is due to the exclusion of certain credit derivative instruments under US GAAP, which defines a credit derivative as a derivative instrument (a) in which one or more of its underlyings are related to the credit risk of a specified entity (or a group of entities) or an index based on the credit risk of a group of entities and (b) that exposes the seller to potential loss from credit risk-related events specified in the contract.
Total return swaps (TRS) of CHF 14.3 billion and CHF 14.4 billion as of the end of 6M21 and 2020, respectively, were also excluded because a TRS does not expose the seller to potential loss from credit risk-related events specified in the contract. A TRS only provides protection against a loss in asset value and not against additional amounts as a result of specific credit events.
Credit protection sold/purchased
	6M21							2020
end of	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased		Fair value of credit protection sold	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased		Fair value of credit protection sold
Single-name instruments (CHF billion)
Investment grade [2]	(55.4)	52.3		(3.1)	11.7		0.5	(52.5)	47.8		(4.7)	13.0		0.5
Non-investment grade	(32.3)	30.2		(2.1)	11.7		0.6	(28.5)	26.5		(2.0)	11.8		0.4
Total single-name instruments	(87.7)	82.5		(5.2)	23.4		1.1	(81.0)	74.3		(6.7)	24.8		0.9
of which sovereign	(13.1)	12.0		(1.1)	5.3		0.0	(12.5)	11.6		(0.9)	5.3		0.0
of which non-sovereign	(74.6)	70.5		(4.1)	18.1		1.1	(68.5)	62.7		(5.8)	19.5		0.9
Multi-name instruments (CHF billion)
Investment grade [2]	(141.6)	136.8		(4.8)	28.8		(0.4)	(99.5)	95.2		(4.3)	23.1		(0.7)
Non-investment grade	(34.1)	31.9		(2.2)	13.2	[3]	0.3	(24.3)	19.9		(4.4)	11.3	[3]	0.2
Total multi-name instruments	(175.7)	168.7		(7.0)	42.0		(0.1)	(123.8)	115.1		(8.7)	34.4		(0.5)
of which non-sovereign	(175.7)	168.7		(7.0)	42.0		(0.1)	(123.8)	115.1		(8.7)	34.4		(0.5)
Total instruments (CHF billion)
Investment grade [2]	(197.0)	189.1		(7.9)	40.5		0.1	(152.0)	143.0		(9.0)	36.1		(0.2)
Non-investment grade	(66.4)	62.1		(4.3)	24.9		0.9	(52.8)	46.4		(6.4)	23.1		0.6
Total instruments	(263.4)	251.2		(12.2)	65.4		1.0	(204.8)	189.4		(15.4)	59.2		0.4
of which sovereign	(13.1)	12.0		(1.1)	5.3		0.0	(12.5)	11.6		(0.9)	5.3		0.0
of which non-sovereign	(250.3)	239.2		(11.1)	60.1		1.0	(192.3)	177.8		(14.5)	53.9		0.4
1 Represents credit protection purchased with identical underlyings and recoveries.
2 Based on internal ratings of BBB and above.
3 Includes synthetic securitized loan portfolios.
The following table reconciles the notional amount of credit derivatives included in the table “Fair value of derivative instruments” to the table “Credit protection sold/purchased”.
Credit derivatives
end of	6M21	2020
Credit derivatives (CHF billion)
Credit protection sold	263.4	204.8
Credit protection purchased	251.2	189.4
Other protection purchased	65.4	59.2
Other instruments [1]	14.3	14.4
Total credit derivatives	594.3	467.8
1 Consists of total return swaps and other derivative instruments.
Maturity of credit protection sold
end of	Maturity less than 1 year	Maturity between 1 to 5 years	Maturity greater than 5 years	Total
6M21 (CHF billion)
Single-name instruments	13.7	69.9	4.1	87.7
Multi-name instruments	40.9	121.9	12.9	175.7
Total instruments	54.6	191.8	17.0	263.4
2020 (CHF billion)
Single-name instruments	14.0	62.7	4.3	81.0
Multi-name instruments	29.6	82.6	11.6	123.8
Total instruments	43.6	145.3	15.9	204.8

28 Guarantees and commitments
> Refer to “Note 29 – Guarantees and commitments” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q21 and to “Note 33 – Guarantees and commitments” in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2020 for further information.
Guarantees
end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Carrying value	Collateral received
6M21 (CHF million)
Credit guarantees and similar instruments	2,411	1,925	4,336	4,272		20	2,195
Performance guarantees and similar instruments	4,484	2,868	7,352	6,223		38	2,706
Derivatives [2]	11,082	4,968	16,050	16,050		403	–	[3]
Other guarantees	4,102	2,131	6,233	6,189		61	3,705
Total guarantees	22,079	11,892	33,971	32,734		522	8,606
2020 (CHF million)
Credit guarantees and similar instruments	1,645	1,438	3,083	3,020		27	1,637
Performance guarantees and similar instruments	3,607	2,925	6,532	5,601		30	2,535
Derivatives [2]	10,531	6,042	16,573	16,573		380	–	[3]
Other guarantees	3,555	2,588	6,143	6,130		85	3,725
Total guarantees	19,338	12,993	32,331	31,324		522	7,897
1 Total net amount is computed as the gross amount less any participations.
2
Excludes derivative contracts with certain active commercial and investment banks and certain other counterparties, as such contracts can be cash settled and the Bank had no basis to conclude it was probable that the counterparties held, at inception, the underlying instruments.

3 Collateral for derivatives accounted for as guarantees is not considered significant.
Deposit-taking banks and securities dealers in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. In Switzerland, deposit-taking banks and securities dealers jointly guarantee an amount of up to CHF 6 billion. Upon occurrence of a payout event triggered by a specified restriction of business imposed by the Swiss Financial Market Supervisory Authority FINMA (FINMA) or by the compulsory liquidation of another deposit taking bank, the Bank’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. Based on FINMA’s estimate for the Bank’s banking subsidiaries in Switzerland, the Bank’s share in the deposit insurance guarantee program for the period July 1, 2020 to June 30, 2021 was CHF 0.5 billion. These deposit insurance guarantees were reflected in other guarantees.
Representations and warranties on residential mortgage loans sold
In connection with the Global Markets division’s sale of US residential mortgage loans, the Bank has provided certain representations and warranties relating to the loans sold.
> Refer to “Note 29 – Guarantees and commitments” in III – Consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q21 and to “Note 33 – Guarantees and commitments” in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2020 for further information.

Other commitments
	6M21							2020
end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount		Total net amount	[1]	Collateral received	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount		Total net amount	[1]	Collateral received
Other commitments (CHF million)
Irrevocable commitments under documentary credits	4,446	82	4,528		4,279		2,469	3,915	97	4,012		3,963		2,404
Irrevocable loan commitments	24,764	105,111	129,875	[2]	125,484		60,786	19,813	99,209	119,022	[2]	115,116		53,039
Forward reverse repurchase agreements	71	0	71		71		71	17	0	17		17		17
Other commitments	1,815	322	2,137		2,137		16	135	1,808	1,943		1,943		19
Total other commitments	31,096	105,515	136,611		131,971		63,342	23,880	101,114	124,994		121,039		55,479
1 Total net amount is computed as the gross amount less any participations.
2
Irrevocable loan commitments do not include a total gross amount of CHF 145,045 million and CHF 130,965 million of unused credit limits as of the end of 6M21 and 2020, respectively, which were revocable at the Bank's sole discretion upon notice to the client. The prior period has been adjusted to the current presentation.

29 Transfers of financial assets and variable interest entities
> Refer to “Note 30 – Transfers of financial assets and variable interest entities“ in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q21 and “Note 34 – Transfers of financial assets and variable interest entities“ in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2020 for further information.
Transfers of financial assets
Securitizations
The following table provides the gains or losses and proceeds from the transfer of assets relating to 6M21 and 6M20 securitizations of financial assets that qualify for sale accounting and subsequent derecognition, along with cash flows between the Bank and the SPEs used in any securitizations in which the Bank still has continuing involvement, regardless of when the securitization occurred.
Securitizations
in	6M21	6M20
Gains/(losses) and cash flows (CHF million)
CMBS
Net gain [1]	0	30
Proceeds from transfer of assets	999	4,862
Cash received on interests that continue to be held	26	21
RMBS
Net gain [1]	62	22
Proceeds from transfer of assets	20,876	11,373
Purchases of previously transferred financial assets or its underlying collateral	(1,072)	0
Servicing fees	1	1
Cash received on interests that continue to be held	430	457
Other asset-backed financings
Net gain [1]	47	61
Proceeds from transfer of assets	6,802	4,766
Purchases of previously transferred financial assets or its underlying collateral	(699)	(638)
Fees [2]	81	72
Cash received on interests that continue to be held	7	11
1
Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the SPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to the securitization. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the securitization pricing date and the sale price of the loans.

2 Represents management fees and performance fees earned for investment management services provided to managed CLOs.
Continuing involvement in transferred financial assets
The following table provides the outstanding principal balance of assets to which the Bank continued to be exposed after the transfer of the financial assets to any SPE and the total assets of the SPE as of the end of 6M21 and 2020, regardless of when the transfer of assets occurred.
Principal amounts outstanding and total assets of SPEs resulting from continuing involvement
end of	6M21	2020
CHF million
CMBS
Principal amount outstanding	16,247	17,421
Total assets of SPE	23,079	24,455
RMBS
Principal amount outstanding	58,318	47,324
Total assets of SPE	58,318	47,863
Other asset-backed financings
Principal amount outstanding	26,307	24,968
Total assets of SPE	55,188	50,817
Principal amount outstanding relates to assets transferred from the Bank and does not include principal amounts for assets transferred from third parties.
Fair value of beneficial interests
The fair value measurement of the beneficial interests held at the time of transfer and as of the reporting date that result from any continuing involvement is determined using fair value estimation techniques, such as the present value of estimated future cash flows that incorporate assumptions that market participants customarily use in these valuation techniques. The fair value of the assets or liabilities that result from any continuing involvement does not include any benefits from financial instruments that the Bank may utilize to hedge the inherent risks.
Key economic assumptions at the time of transfer
> Refer to “Note 30 – Financial instruments” for information on fair value hierarchy levels.

Key economic assumptions used in measuring fair value of beneficial interests at time of transfer
	6M21							6M20
at time of transfer, in			CMBS				RMBS			CMBS				RMBS
CHF million, except where indicated
Fair value of beneficial interests			92				1,337			172				1,646
of which level 2			82				1,019			158				1,465
of which level 3			10				318			14				181
Weighted-average life, in years			7.4				5.0			8.1				3.6
Prepayment speed assumption (rate per annum), in % [1]			–	[2]	3.0	–	32.8			–	[2]	1.0	–	38.2
Cash flow discount rate (rate per annum), in % [3]	1.8	–	4.5		1.0	–	15.4	1.4	–	9.2		0.7	–	24.7
Expected credit losses (rate per annum), in % [4]	0.9	–	3.9		0.1	–	13.7	4.0	–	8.6		3.3	–	22.9
Transfers of assets in which the Bank does not have beneficial interests are not included in this table.
1
Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 percentage points thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR.

2 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
3 The rate was based on the weighted-average yield on the beneficial interests.
4 The range of expected credit losses only reflects instruments with an expected credit loss greater than zero unless all of the instruments have an expected credit loss of zero.
Key economic assumptions as of the reporting date
The following table provides the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of the end of 6M21 and 2020.
Key economic assumptions used in measuring fair value of beneficial interests held in SPEs
	6M21											2020
end of			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]
CHF million, except where indicated
Fair value of beneficial interests			232				2,382			319				296				1,851			350
of which non-investment grade			38				330			18				36				631			23
Weighted-average life, in years			6.0				4.0			5.5				5.6				4.0			4.8
Prepayment speed assumption (rate per annum), in % [3]			–		5.2	–	30.0			–				–		4.0	–	50.1			–
Impact on fair value from 10% adverse change			–				(40.0)			–				–				(43.7)			–
Impact on fair value from 20% adverse change			–				(78.0)			–				–				(92.1)			–
Cash flow discount rate (rate per annum), in % [4]	1.7	–	31.5		0.7	–	29.7	0.3	–	28.0		0.6	–	38.2		0.3	–	39.7	0.7	–	27.7
Impact on fair value from 10% adverse change			(2.9)				(32.5)			(3.7)				(4.9)				(22.4)			(4.2)
Impact on fair value from 20% adverse change			(5.6)				(62.7)			(7.3)				(9.6)				(43.5)			(8.2)
Expected credit losses (rate per annum), in % [5]	0.9	–	13.0		0.2	–	28.6	0.3	–	28.0		0.4	–	14.7		0.6	–	39.6	0.7	–	26.8
Impact on fair value from 10% adverse change			(1.8)				(25.9)			(3.5)				(4.3)				(20.2)			(4.5)
Impact on fair value from 20% adverse change			(3.5)				(50.2)			(6.8)				(8.5)				(39.2)			(8.9)
1 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
2 CDOs within this category are generally structured to be protected from prepayment risk.
3
PSA is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the CPR assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 percentage points thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR.

4 The rate was based on the weighted-average yield on the beneficial interests.
5 The range of expected credit losses only reflects instruments with an expected credit loss greater than zero unless all of the instruments have an expected credit loss of zero.

Transfers of financial assets where sale treatment was not achieved
The following table provides the carrying amounts of transferred financial assets and the related liabilities where sale treatment was not achieved as of the end of 6M21 and 2020.
> Refer to “Note 31 – Assets pledged and collateral” for information on assets pledged or assigned.
Carrying amounts of transferred financial assets and liabilities where sale treatment was not achieved
end of	6M21	2020
CHF million
Other asset-backed financings
Trading assets	721	496
Other assets	198	246
Liability to SPE, included in other liabilities	(919)	(742)
Securities sold under repurchase agreements and securities lending transactions accounted for as secured borrowings
The following tables provide the gross obligation relating to securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral by the class of collateral pledged and by remaining contractual maturity as of the end of 6M21 and 2020.
Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by class of collateral pledged
end of	6M21	2020
CHF billion
Government debt securities	15.9	12.2
Corporate debt securities	8.6	7.7
Asset-backed securities	4.3	6.0
Other	3.0	1.8
Securities sold under repurchase agreements	31.8	27.7
Government debt securities	0.2	0.4
Corporate debt securities	0.3	0.1
Equity securities	3.3	3.5
Other	0.0	0.1
Securities lending transactions	3.8	4.1
Government debt securities	4.7	5.8
Corporate debt securities	4.4	5.6
Equity securities	29.4	39.3
Other	0.2	0.1
Obligation to return securities received as collateral, at fair value	38.7	50.8
Total	74.3	82.6
Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by remaining contractual maturity
			Remaining contractual maturities
end of	No stated maturity	[1]	Up to 30 days	[2]	31-90 days	More than 90 days	Total
6M21 (CHF billion)
Securities sold under repurchase agreements	3.4		16.5		2.6	9.3	31.8
Securities lending transactions	3.8		0.0		0.0	0.0	3.8
Obligation to return securities received as collateral, at fair value	38.6		0.0		0.0	0.1	38.7
Total	45.8		16.5		2.6	9.4	74.3
2020 (CHF billion)
Securities sold under repurchase agreements	5.8		11.8		5.9	4.2	27.7
Securities lending transactions	4.0		0.0		0.1	0.0	4.1
Obligation to return securities received as collateral, at fair value	50.2		0.3		0.3	0.0	50.8
Total	60.0		12.1		6.3	4.2	82.6
1 Includes contracts with no contractual maturity that may contain termination arrangements subject to a notice period.
2 Includes overnight transactions.
> Refer to “Note 23 – Offsetting of financial assets and financial liabilities” for further information on the gross amount of securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral and the net amounts disclosed in the consolidated balance sheets.

Variable interest entities
Commercial paper conduit
The Bank acts as the administrator and provider of liquidity and credit enhancement facilities for Alpine Securitization Ltd (Alpine), a multi-seller asset-backed CP conduit used for client and Bank financing purposes. Alpine discloses to CP investors certain portfolio and asset data and submits its portfolio to rating agencies for public ratings on its CP. This CP conduit purchases assets such as loans and receivables or enters into reverse repurchase agreements and finances such activities through the issuance of CP backed by these assets. In addition to CP, Alpine may also issue term notes with maturities up to 30 months. The Bank (including Alpine) can enter into liquidity facilities with third-party entities pursuant to which it may be required to purchase assets from these entities to provide them with liquidity and credit support. The financing transactions are structured to provide credit support in the form of over-collateralization and other asset-specific enhancements. Alpine is a separate legal entity that is wholly owned by the Bank. However, its assets are available to satisfy only the claims of its creditors. In addition, the Bank, as administrator and liquidity facility provider, has significant exposure to and power over the activities of Alpine. Alpine is considered a VIE for accounting purposes and the Bank is deemed the primary beneficiary and consolidates this entity.
The overall average maturity of Alpine’s outstanding CP was approximately 215 days as of the end of 6M21. Alpine’s CP was rated A-1(sf) by Standard & Poor’s and P-1(sf) by Moody’s. Alpine had exposures mainly in reverse repurchase agreements with a Group entity, consumer loans, solar loans and leases, aircraft loans and leases and car loans and leases.
The Bank’s financial commitment to this CP conduit consists of obligations under liquidity agreements. The liquidity agreements are asset-specific arrangements, which require the Bank to provide short-term financing to the CP conduit or to purchase assets from the CP conduit in certain circumstances, including but not limited to, a lack of liquidity in the CP market such that the CP conduit cannot refinance its obligations or a default of an underlying asset. The asset-specific credit enhancements provided by the client seller of the assets remain unchanged as a result of such a purchase. In entering into such agreements, the Bank reviews the credit risk associated with these transactions on the same basis that would apply to other extensions of credit.
The Bank enters into liquidity facilities with CP conduits administrated and sponsored by third parties. These third-party CP conduits are considered to be VIEs for accounting purposes. The Bank is not the primary beneficiary and does not consolidate these third-party CP conduits. The Bank’s financial commitment to these third-party CP conduits consists of obligations under liquidity agreements. The liquidity agreements are asset-specific arrangements, which require the Bank to provide short-term financing to the third-party CP conduits or to purchase assets from these CP conduits in certain circumstances, including but not limited to, a lack of liquidity in the CP market such that the CP conduits cannot refinance their obligations or a default of an underlying asset. The asset-specific credit enhancements, if any, provided by the client seller of the assets remain unchanged as a result of such a purchase. In entering into such agreements, the Bank reviews the credit risk associated with these transactions on the same basis that would apply to other extensions of credit. In some situations, the Bank can enter into liquidity facilities with these third-party CP conduits through Alpine.
The Bank’s economic risks associated with the Alpine CP conduit and the third-party CP conduits are included in the Bank’s risk management framework including counterparty, economic risk capital and scenario analysis.
Consolidated VIEs
The consolidated variable interest entities (VIEs) tables provide the carrying amounts and classifications of the assets and liabilities of consolidated VIEs as of the end of 6M21 and 2020.

Consolidated VIEs in which the Bank was the primary beneficiary
		Financial intermediation
end of	CP Conduit	Securi- tizations	Funds	Loans	Other	Total
6M21 (CHF million)
Cash and due from banks	0	39	16	21	171	247
Trading assets	0	1,068	54	788	6	1,916
Other investments	0	0	109	877	245	1,231
Net loans	603	0	61	22	0	686
Other assets	24	540	31	67	792	1,454
of which loans held-for-sale	0	57	26	0	0	83
of which premises and equipment	0	0	0	14	0	14
Total assets of consolidated VIEs	627	1,647	271	1,775	1,214	5,534
Customer deposits	0	0	0	0	1	1
Trading liabilities	0	0	0	9	0	9
Short-term borrowings	4,700	29	0	0	0	4,729
Long-term debt	93	1,180	0	3	43	1,319
Other liabilities	70	1	4	72	84	231
Total liabilities of consolidated VIEs	4,863	1,210	4	84	128	6,289
2020 (CHF million)
Cash and due from banks	0	23	22	37	8	90
Trading assets	0	1,255	50	840	19	2,164
Other investments	0	0	129	920	202	1,251
Net loans	653	0	51	29	167	900
Other assets	21	979	15	65	778	1,858
of which loans held-for-sale	0	462	10	0	0	472
of which premises and equipment	0	0	0	13	4	17
Total assets of consolidated VIEs	674	2,257	267	1,891	1,174	6,263
Customer deposits	0	0	0	0	1	1
Trading liabilities	0	0	0	10	0	10
Short-term borrowings	4,178	0	0	0	0	4,178
Long-term debt	0	1,701	0	10	35	1,746
Other liabilities	53	1	3	72	78	207
Total liabilities of consolidated VIEs	4,231	1,702	3	92	114	6,142

Non-consolidated VIEs
The non-consolidated VIEs table provides the carrying amounts and classification of the assets of variable interests recorded in the Bank’s consolidated balance sheets, maximum exposure to loss and total assets of the non-consolidated VIEs.
Non-consolidated VIEs
				Financial intermediation
end of	CDO/ CLO	CP Conduit	[1]	Securi- tizations	Funds	Loans	Other	Total
6M21 (CHF million)
Trading assets	257	0		4,480	920	24	7,930	13,611
Net loans	631	547		365	2,770	8,778	1,375	14,466
Other assets	7	0		302	174	0	546	1,029
Total variable interest assets	895	547		5,147	3,864	8,802	9,851	29,106
Maximum exposure to loss	1,532	5,966		7,887	3,864	13,568	10,593	43,410
Total assets of non-consolidated VIEs	11,001	12,544		106,170	162,600	37,131	25,776	355,222
2020 (CHF million)
Trading assets	250	0		4,500	1,113	66	8,617	14,546
Net loans	357	371		734	1,967	6,989	939	11,357
Other assets	2	0		3	110	0	344	459
Total variable interest assets	609	371		5,237	3,190	7,055	9,900	26,362
Maximum exposure to loss	852	5,538		7,329	3,190	11,235	10,226	38,370
Total assets of non-consolidated VIEs	8,553	11,148		127,785	87,618	26,186	25,759	287,049
1 Includes liquidity facilities provided to third-party CP conduits through Alpine Securities Ltd.
30 Financial instruments
> Refer to “Note 31 – Financial instruments” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q21 and to “Note 35 – Financial instruments” in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2020 for further information.

Assets and liabilities measured at fair value on a recurring basis
end of 6M21	Level 1	Level 2	Level 3	Netting impact	[1]	Assets measured at net asset value per share	[2]	Total
Assets (CHF million)
Cash and due from banks	0	141	0	–		–		141
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	69,465	0	–		–		69,465
Securities received as collateral	33,337	5,265	84	–		–		38,686
Trading assets	63,427	161,961	5,938	(101,447)		805		130,684
of which debt securities	11,267	44,747	1,655	–		70		57,739
of which foreign government	10,885	11,376	40	–		–		22,301
of which corporates	265	9,973	889	–		70		11,197
of which RMBS	0	20,528	477	–		–		21,005
of which equity securities	41,098	2,172	282	–		735		44,287
of which derivatives	9,422	113,297	2,883	(101,447)		–		24,155
of which interest rate products	1,212	55,930	805	–		–		–
of which foreign exchange products	220	19,512	139	–		–		–
of which equity/index-related products	7,941	32,473	490	–		–		–
of which other derivatives	0	146	1,073	–		–		–
of which other trading assets	1,640	1,745	1,118	–		–		4,503
Investment securities	33	759	0	–		–		792
Other investments	13	7	2,231	–		495		2,746
of which other equity investments	13	7	1,353	–		373		1,746
of which life finance instruments	0	0	877	–		–		877
Loans	0	8,173	2,928	–		–		11,101
of which commercial and industrial loans	0	1,712	1,411	–		–		3,123
of which financial institutions	0	3,958	643	–		–		4,601
Other intangible assets (mortgage servicing rights)	0	0	189	–		–		189
Other assets	155	9,191	1,436	(440)		–		10,342
of which failed purchases	126	1,590	12	–		–		1,728
of which loans held-for-sale	0	6,433	1,287	–		–		7,720
Total assets at fair value	96,965	254,962	12,806	(101,887)		1,300		264,146
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 6M21	Level 1	Level 2	Level 3	Netting impact	[1]	Liabilities measured at net asset value per share	[2]	Total
Liabilities (CHF million)
Due to banks	0	330	0	–		–		330
Customer deposits	0	3,489	432	–		–		3,921
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	11,080	0	–		–		11,080
Obligation to return securities received as collateral	33,337	5,265	84	–		–		38,686
Trading liabilities	24,903	113,741	3,035	(108,708)		–		32,971
of which debt securities	3,230	4,824	0	–		–		8,054
of which foreign government	3,131	1,002	0	–		–		4,133
of which equity securities	12,133	141	41	–		–		12,315
of which derivatives	9,540	108,776	2,994	(108,708)		–		12,602
of which interest rate products	1,184	52,145	142	–		–		–
of which foreign exchange products	176	20,973	62	–		–		–
of which equity/index-related products	8,127	29,143	1,738	–		–		–
Short-term borrowings	0	7,448	1,106	–		–		8,554
Long-term debt	0	58,813	9,673	–		–		68,486
of which structured notes over one year and up to two years	0	11,742	2,124	–		–		13,866
of which structured notes over two years	0	24,088	6,777	–		–		30,865
of which high-trigger instruments	0	11,124	0	–		–		11,124
Other liabilities	90	7,537	535	(271)		–		7,891
Total liabilities at fair value	58,330	207,703	14,865	(108,979)		–		171,919
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2020	Level 1	Level 2	Level 3	Netting impact	[1]	Assets measured at net asset value per share	[2]	Total
Assets (CHF million)
Cash and due from banks	0	525	0	–		–		525
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	57,994	0	–		–		57,994
Securities received as collateral	44,074	6,598	101	–		–		50,773
Trading assets	87,746	181,303	7,535	(119,731)		658		157,511
of which debt securities	16,321	45,903	2,253	–		55		64,532
of which foreign government	15,908	11,909	140	–		–		27,957
of which corporates	353	9,936	1,270	–		55		11,614
of which RMBS	0	20,882	557	–		–		21,439
of which equity securities	60,080	2,466	124	–		603		63,273
of which derivatives	9,297	132,054	3,911	(119,731)		–		25,531
of which interest rate products	3,036	71,043	733	–		–		–
of which foreign exchange products	42	24,259	143	–		–		–
of which equity/index-related products	6,150	31,945	1,186	–		–		–
of which other derivatives	22	110	1,079	–		–		–
of which other trading assets	2,048	880	1,247	–		–		4,175
Investment securities	1	604	0	–		–		605
Other investments	13	6	3,054	–		720		3,793
of which other equity investments	13	6	2,132	–		609		2,760
of which life finance instruments	0	0	920	–		–		920
Loans	0	7,739	3,669	–		–		11,408
of which commercial and industrial loans	0	2,187	1,347	–		–		3,534
of which financial institutions	0	3,506	1,082	–		–		4,588
Other intangible assets (mortgage servicing rights)	0	0	180	–		–		180
Other assets	137	7,315	1,825	(904)		–		8,373
of which failed purchases	109	1,229	51	–		–		1,389
of which loans held-for-sale	0	4,870	1,576	–		–		6,446
Total assets at fair value	131,971	262,084	16,364	(120,635)		1,378		291,162
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2020	Level 1	Level 2	Level 3	Netting impact	[1]	Liabilities measured at net asset value per share	[2]	Total
Liabilities (CHF million)
Due to banks	0	413	0	–		–		413
Customer deposits	0	3,895	448	–		–		4,343
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	13,688	0	–		–		13,688
Obligation to return securities received as collateral	44,074	6,598	101	–		–		50,773
Trading liabilities	33,543	138,018	4,246	(129,937)		1		45,871
of which equity securities	20,527	111	55	–		1		20,694
of which derivatives	10,535	132,956	4,191	(129,937)		–		17,745
of which interest rate products	3,264	68,229	169	–		–		–
of which foreign exchange products	51	28,819	72	–		–		–
of which equity/index-related products	7,149	30,612	2,010	–		–		–
of which credit derivatives	0	4,663	1,335	–		–		–
Short-term borrowings	0	10,039	701	–		–		10,740
Long-term debt	0	62,957	7,286	–		–		70,243
of which structured notes over one year and up to two years	0	11,787	1,133	–		–		12,920
of which structured notes over two years	0	28,330	5,526	–		–		33,856
of which high-trigger instruments	0	10,627	0	–		–		10,627
Other liabilities	0	6,675	1,250	(169)		–		7,756
Total liabilities at fair value	77,617	242,283	14,032	(130,106)		1		203,827
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis for level 3
								Trading revenues		Other revenues		Accumulated other comprehensive income
6M21	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers out	On all other	On transfers out	On all other	On transfers out	On all other	Foreign currency translation impact	Balance at end of period	Changes in unrealized gains/losses	[1]
Assets (CHF million)
Securities received as collateral	101	0	0	64	(86)	0	0	0	0	0	0	0	0	5	84	0
Trading assets	7,535	594	(1,635)	2,472	(2,976)	508	(1,119)	39	140	0	0	0	0	380	5,938	128
of which debt securities	2,253	296	(736)	1,859	(2,285)	0	0	(7)	138	0	0	0	0	137	1,655	103
of which corporates	1,270	137	(176)	1,403	(1,913)	0	0	(5)	95	0	0	0	0	78	889	99
of which derivatives	3,911	179	(856)	0	0	508	(1,033)	29	(30)	0	0	0	0	175	2,883	72
of which interest rate products	733	59	(81)	0	0	114	(59)	0	18	0	0	0	0	21	805	54
of which other derivatives	1,079	0	0	0	0	153	(157)	0	(55)	0	0	0	0	53	1,073	(60)
of which other trading assets	1,247	22	(32)	493	(617)	0	(86)	10	21	0	0	0	0	60	1,118	(47)
Other investments	3,054	3	(753)	20	(473)	0	0	0	(17)	0	318	0	0	79	2,231	46
of which other equity investments	2,132	0	(753)	3	(375)	0	0	0	(6)	0	318	0	0	34	1,353	55
of which life finance instruments	920	0	0	17	(94)	0	0	0	(11)	0	0	0	0	45	877	18
Loans [2]	3,669	22	(533)	357	(73)	162	(946)	8	85	0	1	0	0	176	2,928	25
of which commercial and industrial loans [2]	1,347	22	(12)	10	(31)	119	(184)	14	57	0	1	0	0	68	1,411	36
of which financial institutions	1,082	0	(222)	0	(42)	32	(296)	3	40	0	0	0	0	46	643	4
Other intangible assets (mortgage servicing rights)	180	0	0	22	0	0	0	0	0	0	(22)	0	0	9	189	(22)
Other assets	1,825	164	(451)	2,500	(2,176)	77	(573)	13	(42)	0	0	0	0	99	1,436	(76)
of which loans held-for-sale	1,576	164	(409)	2,469	(2,137)	77	(571)	11	19	0	0	0	0	88	1,287	(41)
Total assets at fair value	16,364	783	(3,372)	5,435	(5,784)	747	(2,638)	60	166	0	297	0	0	748	12,806	101
Liabilities (CHF million)
Customer deposits	448	0	0	0	0	0	0	0	(8)	0	0	0	(13)	5	432	10
Obligation to return securities received as collateral	101	0	0	64	(86)	0	0	0	0	0	0	0	0	5	84	0
Trading liabilities	4,246	584	(1,961)	80	(24)	710	(1,138)	152	169	0	0	0	0	217	3,035	779
of which derivatives	4,191	566	(1,961)	69	(4)	710	(1,138)	152	193	0	0	0	0	216	2,994	781
of which equity/index-related derivatives	2,010	427	(1,049)	0	0	350	(527)	151	265	0	0	0	0	111	1,738	529
Short-term borrowings	701	155	(207)	0	0	930	(608)	(1)	95	0	0	0	0	41	1,106	67
Long-term debt	7,286	2,697	(2,046)	0	0	4,401	(3,119)	62	(8)	0	0	(3)	(30)	433	9,673	203
of which structured notes over one year and up to two years	1,133	1,165	(732)	0	0	1,127	(771)	39	97	0	0	0	(1)	67	2,124	39
of which structured notes over two years	5,526	1,532	(1,287)	0	0	3,020	(2,227)	24	(109)	0	0	(2)	(29)	329	6,777	(59)
Other liabilities	1,250	7	(533)	24	(46)	59	(416)	8	(8)	102	38	0	0	50	535	2
Total liabilities at fair value	14,032	3,443	(4,747)	168	(156)	6,100	(5,281)	221	240	102	38	(3)	(43)	751	14,865	1,061
Net assets/(liabilities) at fair value	2,332	(2,660)	1,375	5,267	(5,628)	(5,353)	2,643	(161)	(74)	(102)	259	3	43	(3)	(2,059)	(960)
1
Changes in unrealized gains/(losses) on total assets at fair value and changes in unrealized (gains)/losses on total liabilities at fair value relating to assets and liabilities held at period end are included in net revenues or accumulated other comprehensive income. As of 6M21, changes in net unrealized gains/(losses) of CHF (1,003) million and CHF 28 million were recorded in trading revenues and other revenues, respectively, and changes in unrealized (gains)/losses of CHF 15 million were recorded in Gains/(losses) on liabilities relating to credit risk in Accumulated other comprehensive income/(loss).

50 / 51

Assets and liabilities measured at fair value on a recurring basis for level 3 (continued)
								Trading revenues		Other revenues		Accumulated other comprehensive income
6M20	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers out	On all other	On transfers out	On all other	On transfers out	On all other	Foreign currency translation impact	Balance at end of period	Changes in unrealized gains/losses	[1]
Assets (CHF million)
Securities received as collateral	1	0	0	173	(1)	0	0	0	0	0	0	0	0	(3)	170	0
Trading assets	7,885	2,489	(1,502)	4,272	(4,657)	1,290	(1,625)	169	796	(1)	0	0	0	(319)	8,797	1,076
of which debt securities	1,923	1,654	(708)	2,527	(2,000)	0	0	59	(122)	0	0	0	0	(135)	3,198	(19)
of which corporates	1,128	559	(564)	1,718	(1,230)	0	0	67	42	0	0	0	0	(78)	1,642	96
of which RMBS	317	902	(70)	557	(525)	0	0	(4)	(70)	0	0	0	0	(5)	1,102	(55)
of which derivatives	3,534	719	(629)	0	0	1,290	(1,606)	111	834	(1)	0	0	0	(151)	4,101	999
of which equity/index-related products	1,040	220	(240)	0	0	345	(597)	35	345	0	0	0	0	(81)	1,067	361
of which credit derivatives	879	379	(305)	0	0	700	(771)	100	211	0	0	0	0	(21)	1,172	325
of which other derivatives	909	0	0	0	0	155	(165)	0	207	0	0	0	0	(21)	1,085	210
of which other trading assets	2,231	100	(144)	1,707	(2,639)	0	(19)	(1)	151	0	0	0	0	(30)	1,356	11
Other investments	2,523	2	0	371	(107)	0	0	0	95	0	(19)	0	0	(26)	2,839	38
of which other equity investments	1,463	1	0	354	(19)	0	0	0	(11)	0	(18)	0	0	(5)	1,765	(35)
of which life finance instruments	1,052	0	0	17	(88)	0	0	0	106	0	0	0	0	(21)	1,066	74
Loans [2]	3,835	641	(375)	90	(479)	742	(569)	38	(336)	0	0	0	0	(74)	3,513	(296)
of which commercial and industrial loans [2]	1,402	390	(137)	45	(282)	447	(173)	3	(194)	0	0	0	0	(28)	1,473	(205)
of which financial institutions	1,201	44	(94)	0	(32)	275	(211)	13	(70)	0	0	0	0	(26)	1,100	(77)
Other intangible assets (mortgage servicing rights)	244	0	0	0	0	0	0	0	0	0	(31)	0	0	(4)	209	(31)
Other assets	1,846	1,432	(383)	2,400	(2,260)	282	(543)	16	(60)	0	0	0	0	(149)	2,581	(6)
of which loans held-for-sale	1,619	1,409	(339)	2,373	(2,259)	282	(543)	(8)	(87)	0	0	0	0	(143)	2,304	(87)
Total assets at fair value	16,334	4,564	(2,260)	7,306	(7,504)	2,314	(2,737)	223	495	(1)	(50)	0	0	(575)	18,109	781
Liabilities (CHF million)
Customer deposits	474	0	0	0	0	0	(27)	0	35	0	0	0	(22)	(27)	433	9
Obligation to return securities received as collateral	1	0	0	173	(1)	0	0	0	0	0	0	0	0	(3)	170	0
Trading liabilities	3,854	513	(904)	210	(195)	1,602	(1,276)	184	(151)	(5)	0	0	0	(105)	3,727	577
of which derivatives	3,801	497	(904)	0	(3)	1,602	(1,276)	184	(136)	(5)	0	0	0	(103)	3,657	575
of which equity/index-related derivatives	1,921	126	(493)	0	0	585	(486)	69	(262)	0	0	0	0	(59)	1,401	274
of which credit derivatives	1,211	333	(373)	0	0	896	(574)	117	(21)	0	0	0	0	(31)	1,558	135
Short-term borrowings	997	52	(200)	0	0	470	(706)	(2)	(118)	0	0	0	0	(13)	480	(40)
Long-term debt	12,749	1,720	(5,514)	0	0	4,294	(3,614)	461	(1,241)	0	0	87	(165)	(272)	8,505	(107)
of which structured notes over one year and up to two years	891	186	(423)	0	0	632	(435)	28	(111)	0	0	1	5	(18)	756	(30)
of which structured notes over two years	11,458	707	(5,077)	0	0	3,631	(3,140)	433	(1,138)	0	0	87	(170)	(245)	6,546	(89)
Other liabilities	1,367	168	(112)	195	(227)	64	(283)	(27)	(17)	0	84	0	0	(27)	1,185	44
Total liabilities at fair value	19,442	2,453	(6,730)	578	(423)	6,430	(5,906)	616	(1,492)	(5)	84	87	(187)	(447)	14,500	483
Net assets/(liabilities) at fair value	(3,108)	2,111	4,470	6,728	(7,081)	(4,116)	3,169	(393)	1,987	4	(134)	(87)	187	(128)	3,609	298
1
Changes in unrealized gains/(losses) on total assets at fair value and changes in unrealized (gains)/losses on total liabilities at fair value relating to assets and liabilities held at period end are included in net revenues. As of 6M20, changes in net unrealized gains/(losses) of CHF 284 million and CHF (36) million were recorded in trading revenues and other revenues, respectively, and changes in unrealized (gains)/losses of CHF 50 million were recorded in Gains/(losses) on liabilities relating to credit risk in Accumulated other comprehensive income/(loss).

2 Includes an adjustment of CHF 119 million reflecting the impact of applying the fair value option on certain loans (previously held at amortized cost) at the adoption of the ASU 2019-05.
52 / 53

Difference between the fair value and the unpaid principal balances of fair value option-elected financial instruments
	6M21			2020
end of	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference
Financial instruments (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	69,465	69,314	151	57,994	57,895	99
Loans	11,101	11,804	(703)	11,408	12,079	(671)
Other assets [1]	9,448	12,122	(2,674)	7,834	10,090	(2,256)
Due to banks and customer deposits	(538)	(471)	(67)	(578)	(489)	(89)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(11,080)	(11,079)	(1)	(13,688)	(13,672)	(16)
Short-term borrowings	(8,554)	(8,556)	2	(10,740)	(10,632)	(108)
Long-term debt [2]	(68,486)	(70,327)	1,841	(70,243)	(73,175)	2,932
Other liabilities	(883)	(1,844)	961	(616)	(1,569)	953

Non-performing and non-interest-earning loans [3]	591	3,543	(2,952)	543	3,364	(2,821)
1 Primarily loans held-for-sale.
2
Long-term debt includes both principal-protected and non-principal protected instruments. For non-principal-protected instruments, the original notional amount has been reported in the aggregate unpaid principal.

3 Included in loans or other assets.
Gains and losses on financial instruments
	6M21		6M20
in	Net gains/ (losses)		Net gains/ (losses)
Financial instruments (CHF million)
Interest-bearing deposits with banks	18	[1]	1	[1]
of which related to credit risk	8		(6)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	306	[1]	789	[1]
Other investments	293	[2]	205	[3]
of which related to credit risk	0		1
Loans	277	[1]	(247)	[3]
of which related to credit risk	59		(575)
Other assets	405	[1]	416	[1]
of which related to credit risk	173		(19)
Due to banks and customer deposits	(37)	[3]	(39)	[3]
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(29)	[1]	(82)	[1]
Short-term borrowings	(406)	[3]	(16)	[3]
of which related to credit risk	(1)		1
Long-term debt	(3,347)	[3]	1,842	[3]
of which related to credit risk	0		14
Other liabilities	120	[2]	(102)	[3]
of which related to credit risk	67		(124)
1 Primarily recognized in net interest income.
2 Primarily recognized in other revenues.
3 Primarily recognized in trading revenues.

Gains/(losses) attributable to changes in investment-specific credit risk
	Gains/(losses) recorded into AOCI			[1]	Gains/(losses) recorded in AOCI transferred to net income		[1]
in	6M21	Cumulative	6M20		6M21	6M20
Financial instruments (CHF million)
Customer deposits	13	(64)	23		0	0
Short-term borrowings	13	(55)	(22)		0	0
Long-term debt	(21)	(2,397)	1,723		77	99
of which treasury debt over two years	(321)	(1,044)	1,306		0	0
of which structured notes over two years	269	(1,262)	300		77	99
Total	5	(2,516)	1,724		77	99
1 Amounts are reflected gross of tax.
Carrying value and fair value of financial instruments not carried at fair value
	Carrying value	Fair value
end of		Level 1	Level 2	Level 3	Total
6M21 (CHF million)
Financial assets
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	25,179	0	25,180	0	25,180
Loans	293,508	0	288,871	13,252	302,123
Other financial assets [1]	160,724	144,457	16,058	273	160,788
Financial liabilities
Due to banks and customer deposits	415,020	239,969	175,118	0	415,087
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	9,941	0	9,941	0	9,941
Short-term borrowings	17,665	0	17,666	0	17,666
Long-term debt	95,807	0	95,840	2,955	98,795
Other financial liabilities [2]	14,484	0	14,069	382	14,451
2020 (CHF million)
Financial assets
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	21,139	0	21,139	0	21,139
Loans	285,570	0	281,097	14,534	295,631
Other financial assets [1]	154,441	137,763	16,399	302	154,464
Financial liabilities
Due to banks and customer deposits	403,704	235,477	168,262	0	403,739
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	10,256	0	10,256	0	10,256
Short-term borrowings	10,568	0	10,569	0	10,569
Long-term debt	90,035	0	90,716	2,317	93,033
Other financial liabilities [2]	16,131	0	15,694	403	16,097
1
Primarily includes cash and due from banks, interest-bearing deposits with banks, loans held-for-sale, cash collateral on derivative instruments, interest and fee receivables and non-marketable equity securities.

2 Primarily includes cash collateral on derivative instruments and interest and fee payables.

31 Assets pledged and collateral
> Refer to “Note 32 – Assets pledged and collateral” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q21 and to ”Note 36 – Assets pledged and collateral” in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2020 for further information.
Assets pledged
end of	6M21	2020
CHF million
Total assets pledged or assigned as collateral	116,523	144,355
of which encumbered	55,154	82,950	[1]
1 Prior period has been corrected.
Collateral
end of	6M21	2020	[1]
CHF million
Fair value of collateral received with the right to sell or repledge	370,803	385,515
of which sold or repledged	135,894	158,567
1 Prior period has been corrected.
32 Litigation
> Refer to “Note 33 – Litigation” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q21 for further information.

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